Offering Statement for: REvolve Partners, LLC

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON JUMPSTART MICRO, INC. DO NOT COPY OR DISTRIBUTE.

Jumpstart Micro™

OFFERING STATEMENT

November 2017

This Offering Statement ("**Disclosure**") is furnished solely to prospective investors through the Jumpstart Micro, Inc Funding Portal ("**Funding Portal**"). Jumpstart Micro is registered with the SEC (Securities Exchange Commission) as a Funding Portal and a Member of FINRA (Financial Industry Regulatory Authority). The portal address is jumpstartmicro.com

This disclosure is for the sole purpose of evaluating investments in certain debt securities ("**Debt Securities**") offered by Revolve Partners, LLC ("**Issuer or Company**"). The Securities will be issued pursuant to, and will be governed by, an agreement among the Issuer and the purchasers of the Securities. The securities being offered are Preferred Shares.

The Issuer is seeking to raise a minimum of $200,000 and maximum of $1,000,000 through the offer and sale of Debt Securities on the Portal ("**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) ("**Exemption**") of the U.S. Securities Act of 1933 ("**Securities Act**") and the regulations defined as **Regulation Crowdfunding**.

For this CF Offering all investments will go into an escrow account until the Minimum target investment is reached. All investors will be notified and given the required 48 hours to cancel their investment. As long as the minimum raise of $200,000 is confirmed, the Company may elect to have a disbursement of the funds from Escrow and continue to request disbursements at each additional $100,000 level after subsequent 48 hour notices to investors. Disbursements are requested by the Issuer to Jumpstart Micro who can request the disbursement from the Escrow Account to the Issuer.

A crowdfunding investment involves risk. An investor should not invest any funds in the Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Debt Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure or on the Funding Portal.

To invest in the Debt Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Debt Securities and (iii) process an investment through the funding portal which goes into a bank Escrow until the minimum target investment is reached or the offering expires.

The Issuer reserves the right to modify any of the terms of the Offering and the Debt Securities at any time before the Offering closes. However, if any material changes are made, each Investor will be notified and is required to reconfirm their investment commitment within 5 days or the investment is cancelled. Investors are also given the right to terminate an investment within 48 hours from a notice that the minimum target has been met or at the time of a subsequent closing above the target minimum.

Investors should be aware that certain information contained in this Disclosure and on the Funding Portal constitutes forward looking statements by the Issuer. These are based on assumptions by the Issuer and in many cases very difficult to project and may change based on unforeseen circumstances beyond the control or unknown to the Issuer. Investors should take caution when evaluating forward looking statements.

For all Investors and Issuers, it is required to acknowledge disclosures on the funding portal.

Issuer Information

Name of Company/Issuer: REvolve Partners, LLC

Legal Status: Limited Liability Company

Jurisdiction of company formation: Massachusetts

Date of Organization: April 27, 2017

Physical Address: 1295 Beacon Street, #491

Brookline, MA 02446

Attention: Khadijeh Hindi, Managing Partner

Website Address: http://revolvepartnersllc.com

Intermediary/Funding Portal Information

Intermediary: Jumpstart Micro, Inc

CIK Number: 0001664804

SEC File Number: 007-00008

CRD Number: NA

Funding Portal Address: jumpstartmicro.com

Compensation to Intermediary: 6% of the closing amount raised

Direct or Indirect interest by Intermediary: None

The Debt Security Offering

Type of debt security offered: Debt Instrument, Promissory Note with Profit Sharing

Target number of debt securities offered: 400

Price of Debt Security: $500 (minimum)

Method of determining price: Based on revenue projections and comparable to competitive fund raising for real estate projects.

Target Amount: $200,000

Oversubscription allowed: Yes

Allocation method of oversubscription: First come, first serve

Maximum amount of offering: $1,000,000

Deadline to reach target amount: June 30, 2018

Purpose of the offering: REvolve Partners LLC, is a new LLC created by experienced real estate development experts. Funds will be used to acquire, renovate and sell real estate over a 36 month period, with an option to extend by up to an additional 24 months.

Ownership % by new Investors: No ownership interest is offered. Investors receive debt instrument in the form of a promissory note that is to be repaid with interest and may also receive profit distributions based on the use of the invested funds as further described hereinbelow.

Voting rights: None

Future annual report location: http://www.revolvepartnersllc.com/annualreport

NOTE: If the sum of the investment commitments does not equal or exceed the target minimum offering amount at the offering deadline, no debt securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Jurisdictions

Jurisdictions in which the issuer intends to offer the debt securities: ALL US

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, MD, MA, MI, MN, MS, MO, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY

Eligibility

The Issuer certifies that all of the following statements are true for the Issuer:

* Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
* Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
* Not an investment company registered or required to be registered under the Investment Company Act of 1940.
* Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis- qualification specified in Rule 503(a) of Regulation Crowdfunding.
* Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
* Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

The issuer further acknowledges that they and no other predecessor has failed to comply with the on-going reporting requirements of Rule 202 of Regulation Crowdfunding.

Overview

Incorporation

REvolve Partners LLC was incorporated in Massachusetts on 4.27.2017 with headquarters located at 1295 Beacon Street #491 Brookline, MA 02446. Our Tax ID number is 82-1342085

Description

REvolve Partners is bringing together local industry leaders to help reshape the real estate landscape in the City of Boston. REvolve acquires distressed properties with value-add potential, updates them, and gets them back to market as rentals or retail condominiums in less than 12 months. Investor partners benefit when profits are realized on each property purchase. Buy and hold properties produce monthly cash flow and equity over time, while condo conversion projects create large profits after each project is complete.

Organization

Peter W. Bartash – Managing Partner and Co-founder. Full time real estate professional.

Khadijeh Hindi – Managing Partner and Co-founder. Full time real estate professional.

Doug Medvetz – Managing Partner and Co-founder. Full time real estate professional.

Debt Securities

Investors will receive a Debt Instrument in the form of a Promissory Note with a fixed interest rate and / or profit sharing opportunity depending on the use of the invested funds as determined in the sole discretion of the Company, and as further described in the Investor Offering Sections below.

LLC Members

Peter W. Bartash – 33.34%

Khadijeh Hindi – 33.33%

Doug Medvetz – 33.33%

Investor Offering

REvolve Partners are raising a minimum of $200,000 and maximum of $1,000,000 at a thirty six (36) month minimum investment term with annual payments of interest accrued and profit sharing. They withhold the right to extend the investment term by up to an additional 24 months (5% annualized simple interest will be applied on the additional time the principle is held). In return, REvolve Partners is offering 5% annualized interest PLUS profit sharing in the amount of 10% of the total net profits distributed on a pro rata basis subject to deduction for project expenses the Company deems necessary to further the purpose of each project. However, ALL ordinary corporate expenditures of the Company other than project expenditures will not be included in the net profit calculation for the purposes of determining the available profit distribution pool. Ordinary corporate expenditures will be deducted only AFTER the 10% profit distribution has first been allocated to the investor. This methodology increases the potential return on investment for the investor despite the generally accepted method of deducting all company expenses prior to profit distributions. The average annual returns after interest and profit sharing (based on projected returns) are 9.3% with the minimum raise and 12.3% with the maximum raise.

Value Proposition

REvolve Partners is a real estate investing firm that gives investors the ability to participate in the success of real estate projects for as little as $500. The Management Team will use the funds raised from this offering to invest in assets including multi-family condo conversions and buy and holds in high growth markets. With a combined 17 years of real estate experience and a vast network of independent contractors, the Management Team developed a proprietary underwriting engine to efficiently vet and qualify investment opportunities. They further systemized the project management structure to ensure that every project is executed efficiently. They have truly leveled the playing field for all investors and those aspiring to participate in the real estate market by lowering investment minimums and offering a range of investment opportunities to minimize risk. REvolve Partners take on the risk while investors reap the benefits by sharing in the upside.

Use of Proceeds

The minimum raise is $200,000 with a maximum of $1,000,000 at a 36-month minimum investment term and the right to extend this up to an additional 24 months. The minimum raise will be used to cover down payment and other legal fees for one high equity real estate asset (detailed use of funds is outlined in section "Use of Proceeds)". In addition, as projects are completed and sold, net profits will be distributed annually and new projects will be started with available remaining investment funds received from investors to maximize use of funds and resulting profits.

Executive Summary

REvolve Partners' vision is to redevelop existing, distressed multifamily houses into updated, modern homes creating quality living in and around the city. Currently, there is a shortage of affordable, updated, modern housing in the City of Boston. Because of its historic nature much of the current housing inventory is old and outdated, REvolve Partners has developed a systemized approach to acquiring, updating, and renting/selling distressed houses in the Boston market. By creating these systems, they thoroughly understand project timelines, budgets, and exit strategies for each property.

The population in the city of Boston has grown over 23% in the last decade, however the housing inventory has decreased 2% during the same period according to recent NYU report (Aciteli, 2015). This discrepancy has led to huge demand for quality rentals and updated, modern condominiums. A team of local industry professionals identifies off market leads so that distressed properties with value-add potential are acquired, updated by specialized contractors, and listed back on the market as rentals or retail condominiums in less than 12 months.

REvolve Partners' financial model is unique in that money is made on each house purchased. Buy and hold properties produce monthly cash flow and equity over time, while condo conversions create profits after each project is complete. The equity from buy and holds and the profits from condos can be reinvested to continually grow portfolio of opportunities and maximize returns on invested funds.

REvolve Partners is a new partnership between the principals. Currently, the principals own 6 buy and hold properties with a monthly cash flow of $6,375 and estimated net equity of $1,000,000. They also own 8 condo conversion projects with a projected net profit of $1,500,000 over the next 9 months. REvolve Partners is on track to purchase 3 buy and hold properties and 10 condo conversions over the next 12 months.

Maximum raise is up to $1,000,000 at a 36-month minimum investment term with the right to extend the investment term by up to an additional 24 months (5% annualized simple interest will be applied on the additional time the principle is held). In return, REvolve Partners is offering 5% annualized interest plus 10% of the total net profits received from buy and hold projects and/or condo conversions. The Company will not deduct any ordinary business expenses from gross proceeds derived from operating buy and hold properties and/or selling condo conversions. Ordinary business expenses will only be deducted AFTER the 10% profit distribution pool has first been reserved for distribution to the investor. The Company plans to use investment funds to cover down payment and acquisition costs of, at least, one buy and hold and one condo conversion every 12 months.

Management Team and Officers



Khadijeh Hindi is an equity member and co-founder of REvolve Partners and has been working in real estate for the past 5 years. Khadijeh's primary responsibility with the company is in the planning and ongoing oversight and management of construction processes. She also oversees marketing efforts and leads ongoing materials procurement negotiations that enable the firm to stay competitive with its pricing. Her acute attention to detail allows her to plan the architectural and interior design of every project to bring together luxurious living spaces for affordable prices. Khadijeh holds a PhD in Chemistry and Masters Degree in Business Administration and resides in Boston, MA.



Doug Medvetz is an equity member and co-founder of REvolve Partners and has been working in real estate for the past 5 years. Doug has an expansive knowledge of local real estate markets and a keen ability to identify underlying value in real estate assets. Day to day, Doug is responsible for identifying, analyzing and negotiating acquisition and development opportunities. Additionally, Doug is tasked with working with the company's many debt partners in placing debt within the various project's capital structures. With a PhD in Chemistry and training in Cancer Biology at Brigham and Women's Hospital and Harvard Medical School, Doug has a unique analytical ability to analyze deals and execute projects efficiently and profitably. Doug currently resides in Boston, MA.



Peter W. Bartash is the managing equity member and co-founder of REvolve Partners and has been working in the private real estate industry for over 7 years. He oversees corporate operations and investor relations to ensure the strategic objectives of the company are fully aligned with the diverse needs of its investors. Prior to founding REvolve Partners, Peter served as an Associate Principal at a mid-sized Northeastern architectural firm specializing in design and planning for privatized real estate development, where he earned a reputation for having thoughtful creativity, a solid focus on the bigger picture and an ability to execute. He holds M.Arch and B.Arch degrees from Roger Williams University and currently resides in Boston, MA.

Company Member Details

Khadijeh Hindi
Real Estate Developer
Board Member since April 27, 2017
Recent Related Business Experience Summary:

Senior Project Manager, PHD Homes, LLC: July 2012 – present

- Responsible for underwriting, analysis, and due diligence for prospective acquisitions, including market research, cost management, budget forecasting, scheduling, risk assessment and subcontract negotiations.
- Devising strategies to maximize economic returns by using market trends to develop scopes.
- Establishing and managing business alliances including lenders, vendors, management agents, local officials, and General Partners.
- Drafting legal agreements outlining explicit responsibilities.
- Negotiating contracts with building departments and construction teams for each project's scope of work to ensure consistent cost savings and on time completion of projects.
- Ongoing oversight and management of construction processes of new construction and rehabs.
- Ongoing materials procurement negotiations and planning the architectural and interior designs.

Doug Medvetz
Real Estate Developer
Board Member since April 27, 2017
Recent Related Business Experience Summary:

Manager, PHD Homes, LLC: July 2012 - present

- In charge of marketing, project acquisition, and project financing.
- Works directly with the firms marketing team to make sure enough quality leads come into the business to continue its rapid growth.
- Handles all project acquisition and financing by working directly with PHD's team of lenders, attorneys, and real estate agents.
- Directs the project management training program to teach and hire quality project managers for the firms growing real estate and construction partnerships.

Peter W. Bartash
Architect
Board Member since April 27, 2017
Recent Related Business Experience Summary:

Associate Principle, CUBE 3 Studio, LLC March 2011 – Present

- Elevated to Associate Principal in December 2014; began at an entry-level only 3 years prior.
- Consistently delivered services and projects with profit margins of 20% or greater.
- Actively led efforts for an average of 15 projects on a weekly basis since January 2013.
- Nurtured relationships through initial client contact and up-front services for over 40 accounts.
- Designated by the CEO and Partners to lead high-profile internal standardization initiatives.
- Since 2013, developed, formed and operated the master planning and conceptual design team.
- Active member of the Senior Management Team and Operations Management Team.

Offering

REvolve Partners is raising a minimum of $200,000 and maximum of $1,000,000. The funds will be used for the acquisition of real estate to be renovated and resold or held for cash flow. The management team has extensive experience in this industry.

Investors will receive 2 potential benefits, as described below, with a minimum investment of $500:

1) Debt Securities

A cumulative, but non-compounded, preferred return, on the aggregate investment amount at a fixed rate, per annum, equal to five percent (5%) simple interest to be paid annually. For the avoidance of doubt, and as an example of the potential return, an investment of ten thousand dollars ($10,000) the Company will make annual interest payments of five hundred dollars ($500) plus profit sharing as described below."

2) Profit Sharing

The company will use the funds from this offering as a down payment to acquire real-estate and for renovation costs. The standard model is to borrow money from banks or private lenders to fund the balance of the acquisition costs.

The intent is for the investment to maintain positive cash flow throughout the entirety of its life cycle and a maximum amount of profit is passed through to the investors by virtue of the order of payment of expenses, that being gross sale proceeds, less project expenditures as determined necessary solely by the Company, and investor profit distribution allocations being made excluding any deduction for ordinary corporate expenditures not specifically deemed a project cost. The operating model is structured so that investor returns (accrued interest + 10% profits) are placed in escrow as soon as a project is complete. At that same time, the remaining income is distributed to the partners (recorded as "management fees"). The Jumpstart Micro Portal success fee is the only non-investment related expense debited against this capital raise. All other general expenses (such as marketing costs, accounting costs, professional fees, etc.) are then paid by Revolve Partners, and not from investor profit distributions. This approach ensures maximizing value for investors by investing as much of the raised money as possible.

Distribution to Investors: Investors shall receive on an annual basis 5% interest on the Debt Security and will also receive on a pro rata basis a distribution derived from the 10% profit pool allocated for investors funded by the cumulative total of the net profits received from income earned from operating / managing buy and hold properties and selling condo conversions.

Typical model

Estimated Project Summary (note 1)	Typical Condominium Project
Acquisition Costs	$775,000
Renovation Costs	$355,000
Carrying Costs (9 - 11%)	$277,900
Project Duration	9 to 15 months
Average Net Profit (note 2)	$242,100
Estimated Annual Summary (note 3)	Typical Buy and Hold Project
Acquisition Costs	$625,000
Gross Rental Income (note 4)	$57,600
Operating Expenses	$27,400
Debt Service	$22,200
Total Net Rental Income	$8,000

Notes:

1) Condominium project data based on history of six (6) projects over the past two (2) years

2) Net profit calculated based on condominium sales at 75% of approximate resale value

3) Buy and Hold project data based on history of four (4) projects over the past two (2) years

4) Gross rental income assumes 6% rate of vacancy and rental income rates at 90% of approximate market value

Projected Return on Investment

At the end of thirty six (36) months from the acceptance of your investment and issuance of your promissory note (Appendix D), the Company will return your original investment (principle). We retain the right to extend the investment term by up to an additional 24 months, which is also permitted pursuant to the Promissory Note (5% annualized simple interest will be applied on the additional time the principle is held).

Estimated Investor Returns[1]	If Target Offering Amount Sold	If Maximum Amount Sold
A) Interest Income (5%)	$30,000.	$150,000.
B) Condominium Sales (10% Net Profit[2])	$24,210.	$217,890.
C) Rental Income (10% of Cash Flow[3])	$1,600.	$1,600.
Total Estimated Investor Returns[5]	$55,810.	$369,490.

Estimated Rate of Return (Not Guaranteed)	28%	37%

Estimated Sponsor Returns[4]	If Target Offering Amount Sold	If Maximum Amount Sold
A) Condominium Sales (90% of Net Profit)	$122,919.	$1,106,271.
B) Rental Income (90% of Cash Flow)	$21,600.	$14,400.
Total Estimated Sponsor Returns	$144,510.	$1,120,671.

Notes:

1. Individual investor returns are based upon individual amount contributed and calculated as a percentage of total investor returns. INVESTORS NEED TO READ ALL RISK DISCLOSURE IN THIS DOCUMENT. Performance is estimated and not guaranteed.

Example:

Formula

Individual Contribution / Total Amount Raised = Percentage of Total Contribution x Total Estimated Investor Returns = Estimated Individual Return

Example #1: Cash-on-Cash Return (Target Offering Amount Sold):

$500 / $200,000 = 0.25% x $55,810 = $139.53

Example #2: Cash-on-Cash Return (Maximum Offering Amount Sold):

$500 / $1,000,000 = 0.05% x $369,490 = $184.75

2. Net Profit is the net income from condominium sales after all project-related expenses are paid. Proof of all expenses will be available to investors and project updates will be issued quarterly.

3. Rental Income is the remaining cash flow from buy-and-hold projects once all operational and debt service expenses are paid.

4. Once investor returns are paid, the total remaining net profit and rental income are classified as Management Fees and paid to the Management team and Jumpstart Micro, and any other individual or entity to whom funds are due and owing as a result of services provided.

5. Distributions occur on an annual basis.

Use of Proceeds

<u>Purpose of the Offering</u>

The proceeds of this offering will be used for acquiring real-estate assets to be developed and sold or kept for cash flow.

<u>For minimum and maximum offering amounts</u>

At the closing of the target offering the Company will make its first real-estate acquisition. As more funds become available, additional acquisitions will continue. In addition, as sales are made, profits will be distributed and new projects will be started with a portion of the funds. Below is a breakdown:

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$ 200,000	$1,000,000
Less: Offering Expenses		
(A) Jumpstart Micro - 6%	$ 12,000	$ 60,000
(B) Crowdfunding Marketing	$ 10,000	$ 20,000
(C)	$	$
Net Proceeds	$ 178,000	$ 920,000
Use of Net Proceeds		
(A) Property Purchase	$140,000	$700,000
(B) Property Development	$0	$0
(C) Bank Carry Costs	$10,000	$30,000
(D) Legal & Accounting	$5,000	$25,000
(E) Permits	$5,000	$25,000
(F) Operating Capital	$18,000	$140,000
Total Use of Net Proceeds	$178,00	$920,000

**Investors will receive periodic updates on the progress during the year.

Investment Process (Multiple Closings)

Before making any investment, the investor should review all documents and disclosures provided by the Issuing Company, including all aspects of this document with specific attention to Risk Disclosures found in this Offering Statement and materials found on the Jumpstart Micro Portal which includes specific Disclosures on your rights as an Investor and the requirements of an Issuer and Educational Materials found on the Learn More section. Once ready to invest, Investors can select Invest Now on the Issuer/Company's listing page, and provide their information to make an investment. Upon receipt of the investor's information, Jumpstart Micro will send a confirmation email to the Investor, including a PDF of the transaction and notification of their right to cancel their investment commitment at any time up to 48 hours before a Closing of the funds. This Offering will have multiple Closings. The first will be once the target minimum of $200,000 is reached and then at each additional $100,000 of investments received with a final closing on or before the Offering end date.

For this Offering, below is the investment process, which Investors should be aware of:

- Investors make an investment commitment through the Jumpstart Micro Portal on the REvolve Partners LLC (Company/Issuer) listing page.

- The Investment will be processed immediately or within a reasonable amount of time, but no later than 30 days, and into an Escrow Account

- Once the target minimum of $200,000 is reached, the Investors will be notified by Jumpstart Micro that the minimum target amount has been reached and debt securities will be issued by the Company. Investors have a right to cancel an investment within 48 hours before a closing as described further below.

- Should there be a "Material Change" in the Company, an amended Offering Statement will be filed with the SEC and through Jumpstart Micro all current investors will be notified of the Material Change. Each Investor will be required to reaffirm their investment commitment within 5 days. If the investment is not reaffirmed, the investment will be returned to the investor.

- Once the minimum target is reached the Company intends to have the funds disbursed from Escrow to the company bank account minus the Jumpstart Micro success fee of 6% and any other required banking or processing fees related to escrow. This notification and disbursement is referred to as the "first Closing".

- The Company intends to continue to receive escrow distributions using the same process as described above for each $100,000 of investments received (Each is a new "Closing"). New investors will be given the same 48 hour right to cancel and notification of any Material Changes with the required 5 days to reaffirm an investment. These rights (cancellation and reaffirmation after a material change), will only apply to new investors and not investors who were part of a previous closing.

- Within 30 days from the receipt of funds, the Company will deliver a security certificate (Promissory Note (Appendix D) & Profit Sharing Agreement (Appendix E)) to the Investor that will be prepared by the Company Attorney

An investor may cancel an investment commitment as follows:

- Investors may cancel an investment commitment for until 48 hours prior to any Closing.
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Closing, the funds will be released to the Company upon closing of the offering and the investor will receive debt securities in exchange for his or her investment.
- If an investor does not reconfirm his or her investment commitment within 5 days after a material change notification is received, the investor's investment commitment will be cancelled and the funds returned.

Ownership and Capital Structure

Terms of the offering

Terms of the debt securities being offered:	Promissory Note with distribution of profits
Voting Rights:	None
Limitations on voting or other rights:	No voting rights. Investors are Debt Holders
How may the terms of the debt securities being offered be modified?	The term of the Promissory Note issued to investors cannot be modified in any other way other than that modification permitted by the Note itself .

Restrictions on Transfer of the Debt Securities Being Offered

The Debt Securities may not be transferred by any investor during the one-year period beginning when the Debt Securities are issued, unless the Debt Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Debt Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Debt Securities. Furthermore, the investors are not permitted to assign the Debt Securities without the Issuer's prior written consent.

Existing Equity Structure

Class of Equity	Equity (or Amount) Authorized	Equity (or Amount) Issued	Voting Rights	Other Rights	Notes if other rights
LLC					
LLC % Ownership Structure	100%	100%	Yes	Yes	Below

Class of Equity	Equity reserved for issuance upon exercise or conversion
LLC % Based	0%
Total Fully Diluted Equity:	**100%**

Notes

Investors receive a debt instrument and do not have ownership in the LLC. There are three Equity Members of the LLC, which is structured as a percentage (%) based ownership. Each owns one third as described below.

Principal Equity Holders

Below is a description of the current equity holders of the Issuer with 20% or greater ownership.

Name of Holder	Class of Security	Percentage of Equity Owned	% of voting power prior to the Offering
Khadijeh Hindi	LLC %	LLC % - 33.333%	33.333%
Doug Medvetz	LLC %	LLC % - 33.333%	33.333%
Peter W. Bartash	LLC %	LLC % - 33.334%	33.334%

How may the rights of the debt securities being offered be materially limited, diluted or qualified by the rights of any other class of securities identified above? **The debt securities being offered are debt instruments and will not be diluted by any additional ownership sold in the Company. However, the Company may borrow additional funds from banks for projects. The bank debt may or may not be senior debt to the debt securities being purchased by Investors in this Offering.**

Are there any differences not reflected above between the debt securities being offered and each other class of security of the issuer? **No. All details regarding debt security and equity ownership of the Company has been disclosed herein.**

How could the exercise rights held by the equity owners identified above effect the purchasers of the debt securities being offered? **New investors are debt holders and have liquidation preferences over the owners. The debt would need to be paid before equity members would receive funds in the event of the sale or liquidation of the business. However, additional senior debt might be required on some projects, which would have preference over the Investors in this offering.**

How are the debt securities being offered valued? **Valuation was determined based on market conditions and traditional bank and hard money financing of real estate projects.**

What are the risks to purchasers of the debt securities relating to minority ownership in the issuer? **Investors have no ownership in the LLC. They hold a debt instrument with potential for profit distributions, which is a priority in the event of liquidation. However, the Investors have no voting rights or any other rights associated with the management of the Company and must rely on the management team for all decision making.**

What are the risks to purchaser associated to corporate actions (including additional issuance of debt securities, issuer repurchase of debt securities, a sale of the issuer or assets of the issuer, or transactions with related parties)? **The proceeds from this offering will be used to purchase real estate and fund the down payments, renovation costs and bank carrying costs. If a project is financed with a bank loan, the Company and Investors in this Offering will be junior lien holders under the bank. The Manager of the LLC has discretion over the use of the funds from this Offering. The Investors do not have any influence or rights to control the use of proceeds.**

Current Debts

Creditors	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
none				

Affiliated Party Transactions

Other than as disclosed below, the Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12 month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or
(4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
None			$

Legal Proceedings

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Risk Factors

Below is a discussion of the specific risk factors associated with an investment in the Issuers debt securities. Additional, more general risks factors are part of the Jumpstart Micro Disclosures on the Funding Portal and should be carefully reviewed by every Investor.

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Debt Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Debt Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these debt securities are exempt from registration.

Company/Business Risk

The Company is a newly formed entity with no significant assets and no prior existing business, which has been formed for the sole purpose of acquiring property, renovating the property and selling or holding the property. There can be no assurance that the business will be profitable. Accordingly, there is no guarantee that the Company will ever realize any significant operating revenues, or that its operations ever will be profitable and you may lose all, or a substantial part, of your investment in the Shares.

The Company's operations and viability will be highly dependent on the efforts of certain existing key personnel of the Company. If the Company were to lose the services of such existing key personnel, or any of them for whatever reason, and it was unable to locate suitable replacements the Company's business and profitability may be materially adversely affected and you may recognize a loss of all or a part of your investment in the debt securities.

Real-Estate Market Risk

The management team has strong experience in the market, however the success of the business is affected by changes in the real estate marketplace. The ability to acquire, and sell property owned by the Company is a factor in its success. Acquiring permits, and managing subcontractors are also related risks as well as the overall health of the real estate marketplace.

Although multi-family rents and conversions are strong in the Boston area the future is unpredictable including the possibility of a market downturn.

Given the above market conditions, there is a risk that we will be unable to rent or sell a property for a profit and it may result in a loan default, foreclosure and a loss of all or a part of your investment.

Factors that harm the real estate market in Boston may harm the Company.

We will own, develop and sell the Properties. An investment is subject to risks associated with the real estate industry in general and the market in Boston in particular. These risks include, among others:
- declines in the value of real estate;
- declines in the volume of home buyers;
- unexpectedly high costs associated with the construction of the Project;
- lack of availability of additional funds if needed;
- increases in competition, property taxes and operating expenses;
- changes in zoning laws and/or the inability to obtain needed changes, approvals or waivers;
- costs resulting from the clean-up of, and liability for damages resulting from, environmental problems;
- casualty or condemnation losses;
- uninsured damages from floods, earthquakes, fires or other natural disasters; and
- changes in interest rates

Contractor Risk

Contractors may not perform their duties as expected while working on a Project.
We will be relying on the expertise of Contractors who may not be able to complete the Project within the estimated time-frame or budget, or at all. The costs associated with work done may exceed our budgeted expenses. To the extent the Contractor is unable to complete the project as projected, the Company could experience significant losses, and Investors could lose their investments.

We may not be able to obtain the permits necessary to complete a Project.
In order to complete a Project, we need to obtain certain permits from various government agencies. Such agencies have some discretion in the issuing of permits. We may not be able to obtain the necessary permits in a timely manner, or at all. A failure to obtain any of such permits may prevent us from completing the Project, causing significant losses to Company and Investors.

Investment Risk

An investment in the Securities involves a high degree of risk and there is no guaranty that the Company will be profitable. As a result, you may suffer a substantial (*or even a complete*) loss of your investment in the Shares. ACCORDINGLY, YOU SHOULD NOT PURCHASE DEBT SECURITIES IF YOU CANNOT AFFORD THE LOSS OF YOUR ENTIRE INVESTMENT.

The holders of the Debt Securities will have no voting rights and, accordingly, will have little to no effective control over, or direct input into, the management or decisions of the Company.

Illiquid Investment; Long-term Nature of Investment

The Company has not registered, is not under any obligation to register, and does not intend to register the Securities with any regulatory authorities at any time in the future. As a result, the Securities are, and will be, extremely illiquid which materially impairs the ability of the holders of Debt Securities to easily dispose of them should the need arise. Further, there currently is no market for the Securities and it is highly unlikely that any such market will develop in the near future. Although it may be possible, after a period of time, under certain limited circumstances and subject to the terms of the Shareholder Agreement, to dispose of the Securities, you should not expect that a market for the Securities will exist at any time in the future. Accordingly, due to the restrictions on transferability of, and the lack of any market for the Securities, an investment in the Securities is long-term and you probably will not be able to liquidate your investment in the Securities in the event of an emergency or for any other reason (*at least not in a timely manner and/or without a substantial loss of your investment*)

Limited Voting Rights and Control

The holders of the Debt Securities will have no voting rights and, accordingly, will have no effective control over, or direct input into, the management or decisions of the Company.

The foregoing is a summary of certain risks associated with the Company and its business **AND IS NOT INTENDED TO BE COMPLETE.**

Current, Historical and Pro Forma Financial Statements

To illustrate the potential of the Issuer, the management team has prepared this set of financials which include historical, current and projections. The projections are based on reasonable performance estimates by the Issuer which are outlined in this Offering Statement. They also assume a successful completion of this offering. The financials are based on historical success and benchmarks against other companies in this industry. The Management believes that the financial plan is achievable based on current market conditions. Please see Risk Disclosure section to understand the potential changes which would affect projections.

REvolve Partners LLC
Financial Summary - Max Raise (Unaudited)

	Historical Financials		Pro Forma (Unaudited) Financials		
Fiscal Year:	2015	2016	Aug 2017 - July 2018	Aug 2018 - July 2019	Aug 2019 - July 2020
Expected # of Employees	0	0	3	3	3
Balance Sheet Highlights					
Total Assets:	0	0	3,968,020	2,184,768	1,206,613
Cash and Cash Equivalents:	0	0	1,284,700	1,589,768	631,613
Accounts Receivable:	0	0	-	-	-
Short-term Debt:	0	0	1,960,000	395,072	-
Long-term Debt: *	0	0	0	0	0
Income Statement Highlights					
Revenue/Sales: **	0	0	4,950,000	3,308,000	6,608,000
Cost of Goods/Total Expenses:	0	0	4,223,700	2,815,800	5,631,600
Taxes Paid:	0	0	0	0	0
Net Income:	0	0	703,270	452,145	934,812
Cash Flow Highlights					
Beginning Cash:			0	1,284,700	1,598,768
Ending Cash:			1,284,700	1,589,768	631,613
Basis: (Cash or Accrual)		Accrual	Accrual	Accrual	Accrual

2015 Notes:	Not Operational
2016 Notes:	Not Operational
Aug 2017 - July 2018 Notes:	Business was established in 2017. Assumes capital raise of $1M and the acquisition and sale. Investors receive interest and profit sharing
Aug 2018 - July 2019 Notes:	Company continues to acquire and sell real-estate converted to condos or buy and hold for cashflow. Investors receive interest and profit sharing
Aug 2019 - July 2020 Notes:	Company continues to acquire and sell real-estate converted to condos or buy and hold for cashflow. Investors receive interest and profit sharing
*Debt Statement	The Company purchases real estate using investment proceeds as a down payment and bank mortgages. The debt on the balance sheet represents the debt to investors and real estate mortgages.
**Revenue/Sales:	Revenue is derived from the sale of real estate which was purchased, converted to condos and sold, property purchased and rented for income or other projects such as renovations.

See Appendix B for Additional Financial Information

Jumpstart Micro™

Operating History

The Company REvolve Partners, LLC was formed on April 27, 2017 and has a limited operating history.

Financial Statements

Attached as Appendices B and C are historical and projected financial statements prepared by the Company using GAAP Accounting rules. The historical financials have been reviewed by a Certified Public Accountant as required.

Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than: June 30 of the following year, 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the issuer's website at:

http://Revolvepartnersllc.com/annualreport

The Company will continue to comply with the ongoing reporting requirements based on Regulation Crowdfunding rules until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Debt Securities and any other debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law

APPENDIX A – 503 Eligibility

ELIGIBILITY UNDER RULE 503 OF REGULATION CROWDFUNDING

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security;

    (ii) involving the making of any false filing with the SEC; or

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security;

    (ii) involving the making of any false filing with the SEC; or

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this Disclosure bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer;

        (B) engaging in the business of securities, insurance or banking; or

        (C) engaging in savings association or credit union activities; or

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10 year period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

    (ii) places limitations on the activities, functions or operations of such person; or

    (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i) any scienter-based antifraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

    (ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

SOTO ACCOUNTING, LLC

Independent Accountant's Review Report

June 30, 2017

To the Shareholders:

Revolve Partners, LLC

We have reviewed the accompanying balance sheet of Revolve Partners, LLC as of December 31, 2015, December 31, 2016, and June 30, 2017, and the related statements of income, and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services (SSARSs) issued by the American Institute of Certified Public Accountants (AICPA). Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of the procedures provide a reasonable basis for the report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Soto Accounting LLC

Soto Accounting, LLC

4252 N. Cicero Ave. Chicago, IL 60641 | T: 312.715.8599 | F: 312.489.2344 | brian@sotoaccounting.com

REvolve Partners LLC
Historical Profit & Loss

[UNAUDITED]

	Jan - Dec 15	Jan - Dec 16	Jan - Jun 17	TOTAL
Ordinary Income/Expense				
Income				
Rental Income	0.00	0.00	0.00	0.00
Interest Income	0.00	0.00	0.00	0.00
Total Income	0.00	0.00	0.00	0.00
Gross Profit	0.00	0.00	0.00	0.00
Expense				
Amortization Expense	0.00	0.00	0.00	0.00
Depreciation Expense	0.00	0.00	0.00	0.00
Interest Expense	0.00	0.00	0.00	0.00
Business Expenses				
Business Licenses & Fees	0.00	0.00	2,230.00	0.00
Computer	0.00	0.00	0.00	0.00
Meals & Entertainment	0.00	0.00	0.00	0.00
Travel	0.00	0.00	0.00	0.00
Total Business Expenses	0.00	0.00	2,230.00	0.00
Financial Expenses				
Bank Service Charges	0.00	0.00	0.00	0.00
Total Financial Expenses	0.00	0.00	0.00	0.00
General Expenses				
Insurance	0.00	0.00	0.00	0.00
Real Estate Taxes	0.00	0.00	0.00	0.00
Total General Expenses	0.00	0.00	0.00	0.00
Housing Expenses				
Repairs & Maintenance	0.00	0.00	0.00	0.00
Utilities				
Electric	0.00	0.00	0.00	0.00
Water/Sewer	0.00	0.00	0.00	0.00
Total Utilities	0.00	0.00	0.00	0.00
Total Housing Expenses	0.00	0.00	0.00	0.00
Professional Fees				
Accountant	0.00	0.00	800.00	0.00
Total Professional Fees	0.00	0.00	800.00	0.00
Total Expense	0.00	0.00	3,030.00	0.00
Net Ordinary Income	0.00	0.00	-3,030.00	0.00
Net Income	**0.00**	**0.00**	**-3,030.00**	**0.00**

REvolve Partners LLC
Historical Balance Sheet

	Dec 31, 15	Dec 31, 16	Jun 30, 17
ASSETS			
Current Assets			
Checking/Savings	0.00	0.00	0.00
Other Current Assets	0.00	0.00	0.00
Total Current Assets	0.00	0.00	0.00
Fixed Assets			
Real Estate	0.00	0.00	0.00
Accumulated Depr - Improvements	0.00	0.00	0.00
Accumulated Depr - Bldg	0.00	0.00	0.00
Total Fixed Assets	0.00	0.00	0.00
Other Assets	0.00	0.00	0.00
TOTAL ASSETS	0.00	0.00	0.00
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities	0.00	0.00	0.00
Long Term Liabilities	0.00	0.00	0.00
Total Liabilities	0.00	0.00	0.00
Equity			
Partner Equity	0.00	0.00	3,030.00
Retained Earnings	0.00	0.00	0.00
Net Income	0.00	0.00	-3,030.00
Total Equity	0.00	0.00	0.00
TOTAL LIABILITIES & EQUITY	0.00	0.00	0.00

Revolve Partners LLC

Cash Flow Flash Report

As of June 30, 2017

[UNAUDITED]

CASH FLOW	2015	2016	2017	TOTAL
Beginning Cash Balance	0	0	0	0
Income				
Interest & Dividends	0	0	0	0
Rental Income	0	0	0	0
Total Income	0	0	0	0
Expenses				
Business Expenses				
Business Licenses & Fees	0	0	2,230	2,230
Computer	0	0	0	0
Dues & Subscriptions	0	0	0	0
Postage & Delivery	0	0	0	0
Travel Expenses	0	0	0	0
Total Business Expenses	0	0	2,230	2,230
Financial Expenses				
Bank Service Charges	0	0	0	0
Interest Expense	0	0	0	0
Total Financial Expenses	0	0	0	0
Housing				
Insurance	0	0	0	0
Property Management	0	0	0	0
Real Estate Taxes	0	0	0	0
Repairs & Mainenance	0	0	0	0
Utilities	0	0	0	0
Total Housing	0	0	0	0
Professional Fees				
Accountant	0	0	800	800
Legal Fees	0	0	0	0
Total Professional Fees	0	0	800	800
Total Expenses	0	0	3,030	3,030
Net Operating Income	0	0	(3,030)	(3,030)
Investing and Other Activity				
Purchase of Real Estate	0	0	0	0
Capital Improvements	0	0	0	0
Mortgage	0	0	0	0
LLC Certificate of Organization	0	0	0	0
Capital Contributions: Partner #1	0	0	1,010	1,010
Capital Contributions: Partner #2	0	0	1,010	1,010
Capital Contributions: Partner #3	0	0	1,010	1,010
Mortgage Payments	0	0	0	0
Depreciation / Amortization of Assets	0	0	0	0
Taxes Paid	0	0	0	0
Total Investing and Other Activity	0	0	3,030	3,030
Adjustments/Accruals	0	0	0	0
Ending Balance	0	0	0	0

APPENDIX C - PROFORMA PROJECTED FINANCIALS

REvolve Partners LLC

Financial Summary - Max Raise (Unaudited)

	Historical Financials		Pro Forma (Unaudited) Financials		
Fiscal Year:	**2015**	**2016**	**Aug 2017 - July 2018**	**Aug 2018 - July 2019**	**Aug 2019 - July 2020**
Expected # of Employees	0	0	3	3	3

Balance Sheet Highlights					
Total Assets:	0	0	3,968,020	2,184,768	1,206,613
Cash and Cash Equivalents:	0	0	1,284,700	1,589,768	631,613
Accounts Receivable:	0	0	-	-	-
Short-term Debt:	0	0	1,960,000	395,072	-
Long-term Debt: *	0	0	0	0	0

Income Statement Highlights					
Revenue/Sales: **	0	0	4,950,000	3,308,000	6,608,000
Cost of Goods/Total Expenses:	0	0	4,223,700	2,815,800	5,631,600
Taxes Paid:	0	0	0	0	0
Net Income:	0	0	703,270	452,145	934,812

Cash Flow Highlights					
Beginning Cash:			0	1,284,700	1,598,768
Ending Cash:			1,284,700	1,589,768	631,613

Basis: (Cash or Accrual)		Accrual	Accrual	Accrual	Accrual

2015 Notes:	Not Operational
2016 Notes:	Not Operational
Aug 2017 - July 2018 Notes:	Business was established in 2017. Assumes capital raise of $1M and the acquisition and sale. Investors receive interest and profit sharing
Aug 2018 - July 2019 Notes:	Company continues to acquire and sell real-estate converted to condos or buy and hold for cashflow. Investors receive interest and profit sharing
Aug 2019 - July 2020 Notes:	Company continues to acquire and sell real-estate converted to condos or buy and hold for cashflow. Investors receive interest and profit sharing
*Debt Statement	The Company purchases real estate using investment proceeds as a down payment and bank mortgages. The debt on the balance sheet represents the debt to investors and real estate mortgages.
**Revenue/Sales:	Revenue is derived from the sale of real estate which was purchased, converted to condos and sold, property purchased and rented for income or other projects such as renovations.

REvolve Partners LLC
Financial Summary - Max Raise Pro Forma Multi-Year Profit and Loss (Unaudited)
August 2017 to July 2020

	Yr1 Aug 17-Jul 18	Yr 2 Aug 18-Jul 19	Yr 3 Aug 19-Jul 20
Ordinary Income/Expense			
Income			
Condo Sales	4,950,000	3,300,000	6,600,000
Rental Income	-	8,000	8,000
Total Income	4,950,000	3,308,000	6,608,000
Cost of Goods Sold			
Cost of Condo Sales	4,223,700	2,815,800	5,631,600
Total COGS	4,223,700	2,815,800	5,631,600
Gross Profit	726,300	492,200	976,400
Expense			
Business Operations			
Interest exp - B&H projects	-	20,055	21,588
Business permits, license, tax	730	-	-
Professional Fees	2,300	-	-
Total Business Operations	3,030	20,055	21,588
Fee - capital raise	20,000	20,000	20,000
Projects			
Building & Land	3,875,000	-	3,100,000
Building Improvements	1,491,000	284,000	1,420,000
Fees-other	16,200	10,800	21,600
Insurance	47,700	19,800	54,000
Interest exp-hard lenders	382,200	254,800	509,600
Interest Exp-points	147,000	-	117,600
Legal fees	44,500	1,000	36,400
Marketing-Staging	9,000	6,000	12,000
Real Estate Tax	16,800	3,200	16,000
Realtor Fee	247,500	165,000	330,000
Utilities	15,120	2,880	14,400
Total Projects	6,292,020	747,480	5,631,600
Projects Capitalize	(6,292,020)	(747,480)	(5,631,600)
Total Expense	23,030	40,055	41,588
Net Ordinary Income	703,270	452,145	934,812
Other Income/Expense			
Other Income			
Interest Income	-	8	8
Total Other Income	-	8	8
Other Expense			
Financial Investors			
Interest expense - investors	50,000	50,000	50,000
Profits-inv share rental	-	800	800
Profits-Investor share	72,630	96,840	48,420
Total Financial Investors	122,630	147,640	99,220
Management fee partners			
Guar Pmts - DM	32,670	90,159	250,638
Guar Pmts - KH	32,670	90,159	250,638
Guar Pmts - PWB	32,670	90,159	250,638
Total Management fee partners	98,280	270,477	751,914
Total Other Expense	220,910	418,117	851,134
Net Other Income	(220,910)	(418,109)	(851,126)
Net Income	482,360	34,036	83,687

Notes:

1) Profit and Loss is based on projections and historical performance from projects

2) Income is based on the development and sale of the properties

3) Statement assumes that REvolve has raised the maximum amount of $1M

4) Sample project examples are used, but no specific projects
have been identified. All sample property names are fictitious. Any

REvolve Partners LLC
Financial Summary - Max Raise Pro Forma Multi-Year Balance Sheet (Unaudited)
August 2017 to July 2020

	Yr1 Aug 17-Jul 18	Yr 2 Aug 18-Jul 19	Yr 3 Aug 19-Jul 20
ASSETS			
Current Assets			
Checking/Savings			
Checking	1,112,070	1,319,498	631,613
Escrow RPRE Fund 1			
Interest	100,000	100,000	-
Profits	72,630	170,270	-
Total Escrow RPRE Fund 1	172,630	270,270	-
Total Checking/Savings	1,284,700	1,589,768	631,613
Total Current Assets	1,284,700	1,589,768	631,613
Fixed Assets			
Buy& Hold			
243 Bayside Estates			
Building&Land	575,000	575,000	575,000
Total 243 Bayside Estates	575,000	575,000	575,000
Total Buy& Hold	575,000	575,000	575,000
Total Fixed Assets	575,000	575,000	575,000
Other Assets			
Capital raise fee	40,000	20,000	-
RPRE Fund 1 Projects			
Condo 4 - 12 Meadow Lane	1,033,660	-	-
Condo 5 - 78 Maple	1,034,660	-	-
Total RPRE Fund 1 Projects	2,068,320	-	-
Total Other Assets	2,108,320	20,000	-
TOTAL ASSETS	3,968,020	2,184,768	1,206,613
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Other Current Liabilities			
RPRE Fund 1			
Investoer profits-rentals	-	800	-
Investor interest accrued	50,000	100,000	-
Investor profits	72,630	169,470	-
Investors loan	1,000,000	1,000,000	-
Lenders			
B&H - Eastern Bank 43 Bay	-	-	603,500
B&H - Metro CU 43 Bayside	400,000	395,072	-
Condo 4 -12 Meadow Ln	980,000	-	-
Condo 5 - 78 Maple	980,000	-	-
Total Lenders	2,360,000	395,072	603,500
Total RPRE Fund 1	3,482,630	1,665,342	603,500
Total Other Current Liabilities	3,482,630	1,665,342	603,500
Total Current Liabilities	3,482,630	1,665,342	603,500
Total Liabilities	3,482,630	1,665,342	603,500
Equity			
DM Capital	1,010	1,010	1,010
KH Capital	1,010	1,010	1,010
PWB Capital	1,010	1,010	1,010
Retained Earnings	-	482,360	516,396
Net Income	482,360	34,036	83,687
Total Equity	485,390	519,426	603,113
TOTAL LIABILITIES & EQUITY	3,968,020	2,184,768	1,206,613

Notes

1) Balance sheet assumes debt from Mortgages on each property

2) Sample project examples are used, but no specific projects have been identified. All sample property names are fictitious. Any resemblance to actual properties is purely coincidental.

REvolve Partners LLC
Financial Summary - Max Raise Pro Forma Statement of Cash Flows (Unaudited)
August 2017 to July 2020

	Yr1 Aug 17-Jul 18	Yr 2 Aug 18-Jul 19	Yr 3 Aug 19-Jul 20
OPERATING ACTIVITIES			
Net Income	482,360	34,036	83,687
Adjustments to reconcile Net Income			
to net cash provided by operations:			
RPRE Fund 1:Investor inerest accrued	50,000	50,000	-100,000
RPRE Fund 1:Investor profits	72,630	97,640	-170,270
RPRE Fund 1:Investors loan	1,000,000		-1,000,000
RPRE Fund 1:Lenders	1,960,000	-1,960,000	
RPRE Fund 1:Lenders:Metro CU-B&H 43 Bayside	400,000	-4,928	208,428
RPRE Fund 1:Lenders:Metro CU-B&H Eastern			
Net cash provided by Operating Activities	**3,964,990**	**-1,783,252**	**-978,156**
RPRE Fund 1:Projects	-2,068,320	2,068,320	
Capital raise fee	-40,000	20,000	20,000
Buy&Hold:243 Bayside Estates	-575,000		
Net cash provided by Investing Activities	**-2,683,320**	**2,088,320**	**20,000**
DM Capital	1,010		
KH Capital	1,010		
PWB Capital	1,010		
Net cash provided by Investing Activities	**3,030**	**0**	**0**
Net cash increase for period	1,284,700	305,068	-958,156
Cash at beginning of period		1,284,700	1,589,768
Cash at end of period	**1,284,700**	**1,589,768**	**631,613**

1) Cashflow assumes the raising of the maximum amount of $1M

2) Sample project examples are used, but no specific projects have been identified. All sample property names are fictitious. Any resemblance to actual properties is purely coincidental.

REvolve Partners LLC
Statement of Changes in Shareholders' Equity 1 - unaudited
August 2017 to July 2020

	Yr1 Aug 17-Jul 18	Yr 2 Aug 18-Jul 19	Yr 3 Aug 19-Jul 20
Shareholders Equity (Deficit) - Beginning Balance	-	482,360	516,396
Net Income or Loss	482,360	34,036	83,687
Adjustment of redeemable Shares	-	-	-
Shareholders Equity (Deficit) - Ending Balance	482,360	516,396	600,083
Investor Profit Sharing Statement 2 - unaudited			
Debt Investors Profit Sharing - Beginning Balance	-	72,630	170,270
Profit Sharing (10%)	72,630	97,640	49,220
Equity (Deficit) - Ending Balance	72,630	170,270	219,490

Notes:

1) Investors are debt holders and not shareholders. The shareholders statement is for the founders & Owners

2. Investor's are debt holders with profit sharing. The Investor profit sharing statement shows the cumulative funds availble to all investors

APPENDIX D- PROMISSORY NOTE

Principal Amount: $_____   November   2017

This note is provided in conjunction with an Offering made on the Jumpstart Micro, Inc Equity Crowdfunding Portal, and Offering Statement dated_____ filed with the Securities and Exchange Commission.   The Holder acknowledges the receipt of the Offering Statement pursuant to Regulation Crowdfunding.

In consideration of the payment of the principal amount and other good and valuable consideration, **REvolve Partners, LLC.,** a Massachusetts Limited Liability Company (the "***Company***" or "***Sponsor***"), promises to pay to _____ or its assigns ("***Holder***") the principal sum of $_____ together with accrued and unpaid interest at the annual rate of 5% (non-compounded) due and payable on the date and in the manner set forth below.

This   promissory   note   (the   "***Note***")   is   issued   to   _____   located   at _____(***Holder***).

Terms of this Agreement

1.   **Principal Repayment.** All payments of interest and principal shall be in lawful money of the United States of America and shall be paid to the Holder. The principal amount of the Loan shall be due and payable in a balloon payment on the "***Maturity Date***" which is thirty-six (36) months from the receipt of funds by the Company ("Closing Date"). The Closing Date is the date on which funds are transferred from the third-party escrow bank associated with the Jumpstart Micro Equity Funding Portal to and received by the Company. The **Maturity Date** may be extended for up to an additional twenty-four (24) months in the sole and exclusive discretion of the Company. If the Maturity Date is extended the Holder will be given sixty (60) days written notice.

2.   **Interest Rate.** The principal amount shall be subject to a simple yearly interest rate of 5% (five percent) to be paid annually.

Example. As an example of the potential return, an investment of ten thousand dollars ($10,000) the Company will make annual interest payments of five hundred dollars ($500).

3.   **Prepayment.** The Company, in its sole discretion, may elect to prepay this Note prior to the Maturity Date without the consent of the Holder. In the event Company prepays this Note, no further interest shall be due on the Note, and investor is no longer entitled to receive any further remuneration of any kind whatsoever including profit sharing distributions if applicable. If such pre-payment option is exercised prior to the end of any month or fiscal year, interest and profit distributions shall be paid on a pro rata basis in accordance with the investors debt security interest.

4.   **Default.** If there shall be any Event of Default hereunder, at the option and upon the declaration of the Requisite Holder and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 6(c) or 6(d), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an Event of Default:

(a)   The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable, subject to a five (5) day grace period or any accrued interest or other amounts due under this Note on the date the same becomes due and payable excluding any extension of the note provided proper notice has been provided to the Holder.;

(b)   The Company shall default in its performance of any covenant of this Note, then all rights and remedies available to the investor shall be defined pursuant to the Offering Statement.

(c)   The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(d)   An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within sixty (60) days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

5.   **Amendments and Waivers.** Any amendment to this Note must be in writing and identified as an amendment to this Note. Any amendment to this Note requires the consent of the Company and the Investor. Any waiver of a right by the Company requires the written consent of the Company, and any waiver of a right by the Investor requires the written consent of the Investor.

6.   **Assignment.** This Note may only be transferred or assigned pursuant to the terms defined in the Offering Statement filed by the Company with the SEC pursuant to Regulation Crowdfunding.

7.   **Severability.** If any provision of this Note is held to be invalid, illegal, or unenforceable, the validity, legality and enforceability of the remaining provisions of this Note will not be affected or impaired.

8.   **Headings**. The descriptive headings of the articles, sections, and subsections of this Note are for convenience of reference only. They do not constitute a part of this Note and do not affect this Note's construction or interpretation.

9.   **Additional Documentation.** The Holder, through the Jumpstart Micro Funding site has received a copy of the Offering Statement filed with the SEC, a prior copy of this Note to review before making an investment and a copy of the Company Operating Agreement.

10.   **Notices.** The Company will provide regular quarterly updates to the Holders on real estate purchased and the status of each project. These updates will include:

(a)   Company information, including total net assets, total number of holdings, distribution frequency, and distribution accrual.

(b)   A list of top holdings measured as a percentage of total net holdings.

(c)   A list of top contributors based on YTD performance and measured as a percentage of total net assets.

(d)   A list of top detractors based on YTD performance and measured as a percentage of total net assets.

(e)   Market overview describing general conditions and factors that may be considered to affect, whether positively or negatively, the performance of real estate assets during the previous quarter.

(f) Statement of Performance Highlights describing actual investment returns measured against projected investment returns, as well as a list of contributors to, and detractors from, overall performance.

(g) Statement of Positioning and Outlook describing the strategic actions taken by the Company in response to market conditions, both historical and projected as described by the market overview, and in response to the performance of Company holdings.

(h) Investment Results stated in the form of average annual total returns (%) and dated to coincide with the date of issuance of the quarterly report.

(i) Summary of Expense Ratios for each holding.

(j) Statement of Risk.

11. **Governing Law.** The laws of the Commonwealth of Massachusetts govern all matters arising out of or relating to this Note, including, without limitation, its interpretation, construction, performance, and enforcement, without giving effect to such State's conflicts of law principles or rules of construction concerning the drafter hereof. Any dispute arising out of or related to this Agreement must be brought in federal or state court in Suffolk County, Massachusetts, and the parties hereby consent to the exclusive jurisdiction and venue of such forum.

[SPACE INTENTIONALLY LEFT BLANK]

REVOLVE PARTNERS, LLC

By:_____   Dated:_____

Name: Peter William Bartash

Title: Manager

By:_____   Dated:_____

Name:

Title: Investor/Holder

APPENDIX E – PROFIT SHARING AGREEMENT

This Agreement, dated _____, is entered into by and between REvolve Partners, LLC, a Massachusetts Limited Liability Company (the "Company") and _____ ("Investor"). This Profit Sharing Agreement ("Agreement") is furnished solely to prospective investors through the Jumpstart Micro, Inc. Funding Portal ("Funding Portal"). Jumpstart Micro is registered with the SEC (Securities Exchange Commission) as a Funding Portal and a Member of FINRA (Financial Industry Regulatory Authority). The portal address is jumpstartmicro.com

This Profit Sharing Agreement is provided in conjunction with an Offering made on the Jumpstart Micro, Inc Equity Crowdfunding Portal, and Offering Statement dated_____ filed with the Securities and Exchange Commission. The Holder acknowledges the receipt of the Offering Statement pursuant to Regulation Crowdfunding.

1. INVESTMENT

Investor has agreed to invest $_____ ("Investment Amount"), pursuant to the terms of the Promissory Note. As a result of the Investment Amount, Investor is entitled to receive profit distributions pursuant to the terms described herein. Investor shall be entitled to receive a pro rata distribution (determined by calculating the Investors Investment amount as a percentage of one hundred percent (100%) of the total funds invested by all Investors) from the ten percent (10%) Profit Distribution Pool established by the Company solely for the purpose of allocating funds for distribution to Investors.

2. OWNERSHIP / CONTROL

Nothing contained in this Agreement, the Promissory Note, or Offering statement shall operate to endow Investor with any ownership interest, stock interest, authority to manage, control, bind the Company to any agreement, or vote on any matters whatsoever affecting the Company. At no time shall Investor be deemed to have been vested with any authority to act on behalf of the Company. Investor understands, acknowledges and agrees that he/she is not a partner, member, manager, officer, director, employee, agent, shareholder, assignee or recipient of any rights other than as a Debt Securities Investor, and such is entitled only to repayment of the Investment pursuant to the Promissory Note, and receipt of a pro rata distribution of profit as described herein.

3. PROFIT SHARING

(a) Description. In addition to the repayment of the principal investment made by Investor this Agreement shall also entitle the Investor to participate in Profit Sharing as described in the Offering Statement (p. 10). Invested funds from the Crowdfunding Offering are intended as down payments to acquire real-estate and for renovation costs, the balance of required funds to be borrowed from banks or private lenders to fund the balance of the acquisition costs. Profits for the purpose of funding profit sharing distributions shall be derived from two sources as described below. Investors shall receive on an annual basis a pro rata distribution of the Investors share of ten percent (10%) of the cumulative total of the net profits derived from income earned from operating / managing buy and hold properties and selling condo conversions.

- Source 1: Acquisition and Sale: For a condo conversion or other property that is bought, renovated and sold, the Company will distribute out 10% of the net profits to the Holders annually on a pro-rata basis of the Holders' investment. The duration of time beginning with the transfer of real property to the Company and ending with the sale of a renovated acquisition shall be referred to as the "Hold Period." Net profit is calculated as the "After Repair Value" less the "Down Payment" less the "Total Purchase Cost" less "Total Holding

1

Costs" less "Selling Costs." The "After Repair Value" is defined as the gross income realized from the sale of a renovated acquisition. The "Down Payment" shall be made using invested funds from the Crowdfunding Offering. The "Total Purchase Costs" may include costs such as the acquisition cost, renovation cost, lending fees such as points or legal fees related to borrowed funds that are required to balance the acquisition cost, recording fees or other legal fees related to the transfer of real property, survey fees, or compensation, if any, due to a broker or other party to the transaction in the form of a commission calculated as a percentage of the acquisition cost. The renovation cost shall be established at the sole and exclusive discretion of the Company. "Total Holding Costs" may include costs such as any interest accrued on borrowed funds, property taxes accumulated during the holding period, insurance costs accumulated during the holding period, or utility costs accumulated during the holding period. "Selling Costs" may include costs such as staging fees, marketing fees, compensation due to a broker or other party to the transaction in the form of a commission calculated as a percentage of the sale price, recording fees or other legal fees related to the transfer of real property, purchase costs of third-party warranties to be assigned by the Company to a buyer post-sale, or exit fees related to borrowed funds that are required to balance the acquisition cost. If an acquisition is bought, renovated and sold prior to the end of the Company fiscal year then the Company shall place Holder entitlements in an escrow account within thirty (30) days of closing on the sale of said acquisition, where such entitlements shall be held until the date of distribution. Holder shall be entitled to 10% of the annual interest income generated by the escrow account in which Holder entitlements are held. Distributions will occur on the last day of December, concurrent with the end of the Company fiscal year.

- Source 2: Rental Property ("Buy and Hold"): On properties that the Company buys and intends to hold for income purposes, the Company will distribute 10% of the annual "Pre-tax Net Profits to the Holders annually on a pro-rata basis of the Holders' investment. "Pre-tax Net Profits" are calculated as the gross annual rental income less "Operating Expenses" less "Debt Service Costs." "Operating Expenses" may include costs such as real estate taxes, homeowner's insurance, utility expenses, property management fees, leasing fees, legal fees, accounting fees, advertising fees, janitorial fees, repairs for regular maintenance of building systems or components, supplies, trash collection fees, pest extermination fees, snow removal fees or landscaping fees. "Debt Service Costs" are payments of principal and interest on any encumbrances, such as a mortgage or other financing. If renovations are necessary to achieve targeted market-rate rents then the Company shall borrow funds from banks or private lenders to cover the costs of the renovations. All costs related to such borrowed funds shall be subtracted from gross rental income. The renovation costs shall be established at the sole and exclusive discretion of the Company. Monthly rental income shall be held in a dedicated interest-bearing checking account and Holder shall be entitled to 10% of the annual interest income generated by the dedicated checking account in which the rental income is held. Distributions will occur on the last day of December, concurrent with the end of the Company fiscal year.

(b) **Prepayment of the Promissory Note**. The Company in its sole discretion may elect to prepay the Promissory Note prior to the Maturity Date without the consent of the Holder. In the event Company prepays the Promissory Note, no further interest shall be due on the Note, and investor is no longer entitled to received any further profit distributions. If such pre-payment option is exercised prior to the end of any month or fiscal year, interest and profit distributions shall be paid on a pro rata basis in accordance with the investors debt security interest.

4. __REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE INVESTOR__

The Investor represents and warrants to, and covenants with, the Company that:

(a) **Suitability.** The Investor is a suitable investor. The Investor shall indemnify, hold harmless, and pay all fees and expenses that are incurred by, and all judgments and claims made against the Company, its affiliates, and counsel for any liability that is incurred as a result of any misrepresentation made regarding suitability.

(b) **Risk Factor Review.** The Investor has carefully read and fully understands the risks involved with an Investment in the Company. The Investor understands the return to the Investor will be pursuant to this Agreement. It is possible that the investor could lose all or part of its original investment.

(c) **Evaluation of Risks.** Investigator has the requisite knowledge to assess the relative merits and risks of this investment, or has relied upon the advice of Investor's professional advisors with regard to an investment in the Company. The Investor acknowledges that the Company has made available to it the opportunity to ask questions of and receive answers from the Company's officers and directors concerning the terms and conditions of this Agreement and the business and financial condition of the Company, and Investor has received to its satisfaction, such information about the business and financial condition of the Company and the terms and conditions of the Agreement as it has requested.

(d) **Advice.** Investor understands that nothing in this Agreement or any other materials presented to the Investor in connection with this offering constitutes legal, tax or investment advice. The Investor has consulted such legal, tax, and investment advisors, as it, in its sole discretion, has deemed necessary or appropriate in connection with its investment.

(e) **Own Account.** Investor is acquiring the investment for its own account for investment only with no present intention of distributing the investment or making any arrangement or understanding with any other persons regarding the distribution of such investment.

(f) **No Resale.** The Investor will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire or take pledge of) this investment except in compliance with the Securities Act, applicable state securities laws and the respective rules and regulations promulgated thereunder.

(g) **Complete Information.** All information provided by Investor to the Company in connection with the investment, including status, financial position and knowledge and experience of financial and business matters is correct and complete as of the date set forth hereof, and if there should be any change in such information prior to the subscription being accepted, the Investor will immediately provide the Company with such information.

5. **AMENDMENTS AND WAIVERS.** Any amendment to this Agreement must be in writing and identified as an amendment. Any amendment to this Agreement requires the consent of the Company and the Investor. Any waiver of a right by the Company requires the written consent of the Company, and any waiver of a right by the Investor requires the written consent of the Investor.

6. **ASSIGNMENT.** This Agreement may only be transferred or assigned pursuant to the terms defined in the Offering Statement filed by the Company with the SEC pursuant to Regulation Crowdfunding.

7. **SEVERABILITY.** If any provision of this Agreement is held to be invalid, illegal, or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement will not be affected or impaired.

8.   HEADINGS. The descriptive headings of the articles, sections, and subsections of this Agreement are for convenience of reference only. They do not constitute a part of this Agreement and do not affect this Agreement's construction or interpretation.

9.   GOVERNING LAW. The laws of the Commonwealth of Massachusetts govern all matters arising out of or relating to this Note, including, without limitation, its interpretation, construction, performance, and enforcement, without giving effect to such State's conflicts of law principles or rules of construction concerning the drafter hereof. Any dispute arising out of or related to this Agreement must be brought in federal or state court in Suffolk County, Massachusetts, and the parties hereby consent to the exclusive jurisdiction and venue of such forum.

[SPACE INTENTIONALLY LEFT BLANK]

REVOLVE PARTNERS, LLC

By:_____   Dated:_____

Name: Peter William Bartash

Title: Manager

By:_____   Dated:_____

Name:

Title: Investor/Holder

REvolve Partners, LLC

a Massachusetts Limited Liability Company

OPERATING AGREEMENT

September 29, 2017

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THIS OPERATING AGREEMENT OR THE UNITS PROVIDED FOR HEREIN. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THE UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. THE COMPANY IS UNDER NO OBLIGATION TO REGISTER OR QUALIFY THE UNITS UNDER THE SECURITIES ACT OR ANY STATE SECURITIES LAWS.

NO UNITS MAY BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER (AS SUCH TERM IS DEFINED IN THIS OPERATING AGREEMENT) OF UNITS IS FURTHER SUBJECT TO OTHER RESTRICTIONS, THE TERMS AND CONDITIONS OF WHICH ARE SET FORTH HEREIN.

KH RB DM

OPERATING AGREEMENT OF
REvolve Partners, LLC

THIS OPERATING AGREEMENT (this "Agreement") is made and entered into effective as of August 17, 2017 (the "Effective Date") by and among the undersigned Members of REvolve Partners, LLC, a Massachusetts Limited Liability Company (the "Company").

WHEREAS, the Company was formed to acquire residential property for the purposing of renovating and selling or renovating and holding. The details are described in the attached Offering Statement.

The parties to this Agreement are the members and managers of the Company, and intend, by this Agreement, to define their rights and obligations with respect to the Company's governance and financial affairs and to adopt regulations and procedures for the conduct of the Company's activities. Accordingly, the parties agree as follows:

ARTICLE I
DEFINITIONS

1.1   Definitions. The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

(a)   "Act" means the Massachusetts Business Corporations Act G.L. C156D, as the same may be amended from time to time, and all references to specific sections thereof shall include any amended or successor provisions thereto.

(b)   "Additional Member" means any Person, other than a Substitute Member, admitted to the Company with all the rights of a Member pursuant to Article XI of this Agreement.

(c)   "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such Person.

(d)   "Agreement" shall mean this Operating Agreement as originally executed and as amended from time to time.

(e)   "Capital Account" means the bookkeeping account maintained for each Member in accordance with Article VI below.

(f)   "Company" means REvolve Partners, LLC.

(g)   "Entity" means any general partnership, limited partnership, limited liability company, limited liability partnership, for-profit corporation, non-profit corporation, joint venture, trust, business trust, estate, cooperative association or

KH PWB DM

other entity.

(h) "Family" means spouse and descendants, including adopted persons of any generation and descendants of adopted persons of any generation, as well as blood descendants.

(i) "Financial Insolvency" of a Person means:

(i) the making of an assignment for the benefit of creditors by such Person;

(ii) the filing of a voluntary petition in bankruptcy by such Person;

(iii) the adjudication of such Person as bankrupt or insolvent;

(iv) the filing by such Person of a petition or answer seeking for such Person any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation;

(v) the filing of an answer or other pleading by such Person admitting or failing to contest the material allegations of a petition filed against such Person in any proceeding described in subsection (iv) above;

(vi) the seeking, consent to, or acquiescence in by such Person of the appointment of a trustee, receiver, or liquidator of such Person or of all or any substantial part of such Person 's properties;

(vii) the failure of any proceeding against such Person seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation to be dismissed within 120 days after its commencement; or the failure of any appointment, made without such Person's consent or acquiescence, of a trustee, receiver or liquidator of such Person or of all or any substantial part of such Person's properties to be vacated or stayed within 90 days after such appointment, or the failure of any such appointment to be vacated within 90 days after the expiration of any such stay; or

(viii) the imposition of a charging order against the interest of a Member.

(j) "Fiscal Year" means the Company's fiscal and taxable year.

(k) "Governmental Plan Rule" means, with respect to any Member the governing body of which is a governmental or quasi-governmental agency authorized to adopt rules or policies having the force of law, any such rule or policy (unless specifically required by statute) that constitutes or gives effect to a financial, economic, portfolio or

KH FRUB DM

investment management plan or strategy.

(l)   "IRC" means the Internal Revenue Code of 1986, as amended, and all references to specific sections thereof shall include any amended or successor provisions thereto.

(m)   "Manager" means any individual person specifically elected or identified as the Manager of Revolve Partner, LLC pursuant to this Agreement, or a subsequent election, appointment or otherwise appropriate method for selecting a Manager.

(n)   "Legal Incompetency" of an individual Person means a determination of such individual's incompetency, whether for insanity, age, disability or other reason. For this purpose, such determination shall be made by a duly licensed physician chosen by the Manager. If the Manager's competency is questioned, the other Members may select the determining physician. If such individual disputes such declaration, he may choose a second physician, and said two physicians shall choose a third physician, and the decision of the majority of said physicians as to the competency of such individual shall be binding on all parties. Each party shall bear the cost of the physician chosen by it and the parties shall split the cost of the third physician.

(o)   "Liquidation" means the liquidation of the Company or the liquidation of a Member's interest in the Company, as the context may require, and has the meaning set forth in Massachusetts Business Corporations Act G.L. C156D.

(p)   "Manager" means the individual which may or may not be a Member who is charged with the day to day operations of the Company.

(q)   "Member" means each of the parties who executes a counterpart of this Agreement as a Member and each of the parties who may hereafter become Additional or Substituted Members.

(r)   "Nature of Interest" means, for each Member, any interest in the Company will be considered personal property.

(s)   "Net Capital Contribution" means, for each Member, the excess, if any, of such Member's capital contribution(s) minus the aggregate of any distributions made to such Member pursuant Article VIII of this Agreement.

(t)   "Net Cash Flow" of the Company shall be determined for each Fiscal Year in accordance with sound, cash basis accounting principles and means (i) all cash receipts of the Company during such period, from whatever source, whether or not taxable, plus (ii) any cash that is released during such period from the cash reserves of the Company, referred to in (iv) below, less (iii) all cash expenditures and cash losses of the Company during such period, whether capital or current, tax deductible or nondeductible (including debt service payments, fees, expenses, etc. and distributions to Members), and less (iv) reasonable additions during such period to Company cash reserves deemed necessary by the Managers in their sole and absolute discretion for working capital, contingent liabilities, debt reserves, capital improvements and replacements, and investments.

(u) "Person" shall mean any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such Person where the context so admits.

(u) "Profits" or "Losses" means, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period, as the case may be, as determined under IRC Section 703(a) (except that for this purpose all items of income, gain, loss or deduction required to be separately stated pursuant to IRC Section 703(a)(1) shall be included in the computation of taxable income or loss, notwithstanding IRC Section 703(a)(2)), with adjustments any income of the Company that is exempt from Federal income tax which is not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss; any expenditures of the Company described in IRC Section 705(a)(2)(B), or treated as IRC Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(b), which are not otherwise taken into account in computing Profits or Losses shall be subtracted from such taxable income or loss; and

(v) "Substituted Member" means any Person admitted to the Company, other than an Additional Member, with all the rights of a Member pursuant to Article XI of this Agreement.

(w) "Transfer," as a verb, means to sell, exchange, assign or otherwise transfer, mortgage, pledge, hypothecate or otherwise encumber property, whether voluntarily or involuntarily, by operation of law, order of any court, contract, gift, will, intestacy, financial insolvency, division of property in the context of a divorce or separation proceeding, or otherwise, and as a noun, the act of doing so.

ARTICLE II
FORMATION; PRINCIPAL PLACE OF BUSINESS; TERM

2.1   Formation. The Company was formed by the filing of the Certificate of Organization. The Members desire to govern the affairs of the Company by entering into this Agreement.

2.2   Principal Place of Business. The principal place of business of the Company, at which location the records required to be maintained by the Act shall be kept, is 1295 Beacon Street # 491, Brookline, Massachusetts 02446. The Manager may at any time change the principal place of business or designate additional places of business of the Company.

2.3   Registered Office and Registered Agent. The Company's registered office and name of registered agent shall be set forth in the Certificate. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Manager shall

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promptly designate a replacement registered agent or file a notice of change of address, as the case may be.

2.4   Term of the Company. The term of the Company shall commence on the filing of the Certificate of Formation and shall continue for as long as permissible under the Act unless dissolved in accordance with the terms of this Agreement.

ARTICLE III
PURPOSES AND POWERS OF THE COMPANY

The Company is organized for any and all lawful purposes for which companies may be organized pursuant to the Massachusetts Business Corporations Act, including but not limited to the acquisition, ownership, holding for investment, development, construction, management, sale, lease, rent, exchange and all other modes of dealing with all forms of real and personal property, tangible and intangible, wherever located.

The Company shall have and may exercise all powers necessary to the accomplishment of its purposes without the necessity of their specific enumeration herein.

ARTICLE IV
TAX AND ACCOUNTING MATTERS

4.1   Characterization as a Limited Liability Company. It is the intent of the Members that the Company be classified as a Limited Liability Company for Federal and state income tax purposes. Accordingly, this Agreement is written and shall be construed in a manner consistent with such intent and the Manager shall take no action inconsistent with such intent.

4.2   Fiscal Year. The Fiscal Year of the Company shall end on the last day of December of each year.

4.3   Accounting Method. The Company books of account shall be maintained and its income, gains, losses, deductions and credits shall be reported, on the accrual basis of accounting for financial reporting and on the cash basis of accounting for tax accounting purposes, applied consistently and in accordance with sound accounting principles. The Manager may at any time change the financial and tax accounting method of the Company, subject to any applicable limitation of law or regulation.

4.4   Tax Information. As soon as reasonably practicable after the end of the Company Fiscal Year and in no event later than ninety (90) days after the end of such Fiscal Year, the Manager shall cause each Member to be furnished with a Schedule K-1 for such year and any other schedule or statement required by Federal income tax law.

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ARTICLE V
CAPITAL STRUCTURE; CAPITAL CONTRIBUTIONS; LOANS

5.1   Initial Capital Contributions. The Members have made capital contributions to the Company of cash, services and/or interests in property in the amounts and at the Fair Market Values set forth opposite their names in Schedule 1 attached hereto and made a part hereof by this reference. The Manager may unilaterally adopt and execute on behalf of the Company amendments to Schedule 1 attached hereto to reflect changes in the Ownership Interests and capital contributions of the Members.

5.2   Additional Capital Needs. No Member shall be obligated to make any additional contributions to Company capital or loans to the Company without such Member's consent. However, Members may make additional capital contributions to the Company with the approval of the Manager as provided in this Section 5.3. Further, in the event the Company has insufficient capital for its needs, it may raise additional capital by borrowing from Members or third parties on such commercially reasonable terms and conditions as the Manager and such Member or third party are able to agree upon.

5.3   Return of Capital. No Member shall be entitled to the return of its capital contribution to the Company without unanimous consent from all other Members, but the Manager may decide in its sole discretion to return all or any portion of any Member's capital contribution at any time so long as such return is made pursuant to priorities set forth in Section 8.1 below.

5.4   Interest on Contributions. No interest shall accrue or be paid on the balance in the Capital Account of any Member.

5.5   Liability for Contribution. A Member's obligation to make their required Capital Contribution can only be compromised or released with the consent of all remaining Members or as otherwise provided in this Agreement. If a Member does not make the Capital Contribution when it is due, he is obligated at the option of any remaining Members to contribute cash equal to the agreed value of the Capital Contribution. This option is in addition to and not in lieu of any others' rights, including the right to specific performance that the Company may have against the Member.

5.6   Additional Contributions. Capital Contributions may be amended from time to time, according to the business needs of the Company. However, if additional capital is determined to be required and an individual Member is unwilling or unable to meet the additional contribution requirement within a reasonable period, the remaining Members may contribute an advance of money to the Company in proportion to their existing Capital Contributions to resolve the amount in default. Any advance of money to the Company by any Member in excess of the amounts provided for in this Agreement or subsequently agreed to, will be deemed a debt due from the Company rather than an increase in the Capital Contribution of the Member. No interest shall accrue or be paid on the balance in the Capital Account for any Additional Contributions of any Member. This liability will not entitle the

lending Member to any increased share of the Company's profits nor to a greater voting power. Repayment of such debts will have priority over any other payments to Members

ARTICLE VI
CAPITAL CONTRIBUTIONS

6.1 Members and Capital Contributions. No Member may be required to make any capital contribution to the Company, except upon unanimous agreement of the Members. All contributions made, shall be made on a pro rata basis in accordance with the respective percentage interests of the Members of the Company, unless the Members unanimously agree to a different method of determining contributions. If additional contributions are made other than on a pro rata basis, the respective percentage interests of the Members in the Company shall be adjusted to reflect the total respective contributions of the Members, and Schedule A of this Agreement shall be amended accordingly.

6.2 Member Loans or Services. Services by any Member to the Company may not be considered to be contributions to the capital of the Company, and loans by any member to the Company shall not be treated as capital contributions to the Company. Any compensation that the Company pays to a Member for services, and any payment made by the Company to a Member on that Member's loan to the Company, shall not be treated as payment made to that Member acting in his, her, or its capacity as a Member.

6.3. Capital and Capital Accounts. The initial Capital Contribution of each Member is as set forth in Schedule A. No interest may be paid on any Capital Contribution. Should the Members decide to make an initial Capital Contribution, the Company will establish and maintain an individual Capital Account for each Member.

6.4. Withdrawal of Capital Contribution. No Member has the right to withdraw his or her capital contribution or to demand and receive property of the Company or any distribution in return for his or her Capital Contribution, except as may be specifically provided in this Agreement or required by law.

6.5 Return of Capital Contribution. No Member may receive out of Company property any part of that Member's capital contribution until (1) all liabilities of the Company, except liabilities to Members on account of their loans, have been paid or sufficient Company property remains to pay them, and (2) all Members consent, unless the return of the contribution to capital is rightfully demanded as provided in this agreement. However, a Member may rightfully demand the return of that Member's Capital Contribution (1) after the Company has been dissolved and wound up pursuant to Article 11 of this Agreement, or (2) as may otherwise be provided in the Massachusetts Business Corporations Act. A member may demand and receive only cash in return for the Member's Capital Contribution.

6.6 Minimum Capital. A minimum working capital amount shall remain within the Company's account at all times throughout the lifetime of the Agreement. In the event that there is no working capital amount, the Members must unanimously vote to either make an additional contribution to the Company or force the Company to dissolve.

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ARTICLE VII
ALLOCATION OF PROFITS AND LOSSES

7.1. Net Income, Losses. Except as may be expressly provided otherwise in this Agreement, and subject to the provisions of Internal Revenue Code Section 704(c), the net income, net loss, or capital gains of the Company for each fiscal year of the Company is allocated as follows:

(1) Distribution to Members:

    (i)   All profits earned by the Company shall be retained by the Company until such time as a unanimous vote of the Members approves a distribution be made to the Members, approval for which shall not be unreasonably withheld.

    (ii)   Upon approval by unanimous vote of the Members to issue a Distribution, a minimum cash balance shall remain in the company account at all times. Available cash need not be distributed to the extent that the cash is required for a reasonable working capital reserve for the Company; the amount of the reasonable working capital reserve is to be determined by the unanimous vote of the Members.

(b) If a Member, on formation of the Company or at any time thereafter, contributes property with an adjusted income tax basis different from the fair market value at which the property is accepted and credited to that Member's capital account, then solely for income tax purposes and the determination of each Member's distributive share of the net Company profits and losses, any depreciation, depletion, gain, or loss with respect to that property shall, pursuant to Internal Revenue Code Section, be allocated according to the traditional method with curative allocations.

7.2. Effect of Transfer of Interest. If any interest in the company is transferred, or is increased or decreased by reason of the admission of additional Members, during any fiscal year of the Company, each item of income, gain, loss, deduction, or credit of the Company for the fiscal year must be assigned pro rata to each day in the particular period of the fiscal year to which the item is attributable (that is, the day on or during which it is accrued or otherwise incurred) and the amount of each item so assigned to any day shall be allocated to the Member based on his or her respective interest in the Company at the close of the day. For the purpose of accounting convenience and simplicity, the Company may treat a transfer of, or an increase or decrease in, an interest in the Company as having been consummated on the first day of the month following the transfer, increase, or decrease regardless of when the transfer, increase, or decrease actually occurred.

ARTICLE VIII

DISTRIBUTIONS OF NET CASH FLOW

8.1 Distribution of Net Cash Flow. The Net Cash Flow of the Company shall be distributed to the Members at such times and as determined in the best interest of the Company by unanimous vote of the Members. Net Cash Flow, when distributed, will be distributed to the Members equally and in proportion to each Members ownership interest in the Company.

8.2 Distributions Upon Termination. Notwithstanding the foregoing, liquidating distributions in the event of Liquidation of the Company shall be made as set forth in Section 13 below.

8.3 Amounts Withheld. The Company is authorized to withhold from payments or distributions to the Members and to pay to any Federal, State, or local government any amounts required to be so withheld pursuant to the Internal Revenue Code or any provisions of any other Federal, State or local tax law. All amounts so withheld and paid to any taxing authority with respect to any payment or distribution to the Members shall be treated as amounts paid or distributed to the Members pursuant to this Article VIII for all purposes under this Agreement.

ARTICLE IX
RIGHTS AND DUTIES OF THE MANAGER

9.1 General Powers. Subject to the provisions of Section 9.1(d) below, the Members hereby delegate management of the business and affairs of the Company to the Manager. Except only those acts as to which approval by the Members is expressly required by this Agreement, the Manager shall have authority and discretion to manage and control the day to day business of the Company and the Properties owned and/or managed by the Company, to make all ordinary day to day decisions regarding those matters and to perform any and all other acts customary or incident to the management of the Company's business, including without limitation:

(a) open bank accounts and otherwise invest the funds of the Company,

(b) purchase insurance on the business and assets of the Company,

(c) commence lawsuits and other proceedings,

(d) retain accountants, attorneys or other agents,

(e) make expenditures of $3,500.00 or less (any amount in excess of $3,500.00 requires unanimous vote of the Members) in the ordinary course of business of the Company, and/or

(f) take any other lawful action, including hiring and firing of employees and

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consultants, that the Manager considers necessary, convenient or advisable in connection with running the day-to-day business of the Company.

(g) borrow any indebtedness on behalf of the Company;

(h) any sale, lease, exchange, or other disposition of any portion, all or substantially all of the Company's property, whether in the usual and regular course of the Company's business or otherwise; or

(i) enter into agreements with vendors, contractors and other service providers (including Affiliates of the Manager and/or Company, the Manager, Joint Venture or Members); or

(j) any mortgage, pledge, dedication to the repayment of indebtedness, whether with or without recourse, or other encumbering of all or substantially all of the Company's property, whether in the usual and regular course of the Company's business or otherwise.

(k) The Manager may, in its sole discretion, delegate any authority delegated to the Manager pursuant to this Agreement to any officer or agent.

Notwithstanding any other provision of this Agreement, all Members must unanimously approve the Manager making a substantial change in the business purpose of the Company; or conversion of the Company to another entity.

9.2   Election of Initial Manager. By their signatures hereto, the Members hereby elect Peter William Bartash to act as the Manager.

9.3   Limited Power of Attorney. Power of Attorney. Each Member hereby appoints the Manager in its absolute discretion and with full power to act, his true and lawful attorney, in his name, place and stead, to make, execute, consent to, swear to, acknowledge, record, and file any certificate or other instrument which may be required to be filed by the Company or the Members under the laws of the Commonwealth of Massachusetts or under the applicable laws of any other jurisdiction to the extent that the Managers deem such filing to be necessary or desirable; any and all amendments or modifications of instruments described in the preceding subsection; all such other instruments as the Managers may deem necessary or desirable to fully carry out the provisions of this Agreement in accordance with its terms; and each Member hereby appoints the Manager the true and lawful attorney, in his name, place and stead, to take any and all such other action as the Manager may deem necessary or desirable to fully carry out the provisions of this Agreement in accordance with its terms. The foregoing Limited Power of Attorney is coupled with an interest, and shall continue in full force and effect notwithstanding the subsequent death or incapacity of any Member or the assignment by a Member of his or her Ownership Interest for so long as the Manager has not materially violated this agreement or breached his duty to the company, or by unanimous vote of the Members has appointed a new Manager.

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9.4   Fiduciary Duties. Notwithstanding anything set forth in the Act or this Agreement to the contrary, the duties set forth in this Section 9.4 are the sole duties owed by the Manager to the Company and/or the Members.

(a) Duty of Care. A Manager shall not be liable to the Company or to any Member for any loss sustained by the Company or a Member, unless the loss or damage shall have been the direct result of a knowing and willful material violation of law by such Manager. The Manager shall not be liable or obligated to the Company or the Members for any mistake of fact or judgment or for the doing or failure to do of any act in conducting the business, operations and affairs of the Company which causes or results in any loss or damage to the Company or its Members.

(b) Duty of Loyalty. A Manager's duty of loyalty to the Company and the Members is limited to holding in strict confidence and use Company Information in accordance with the same covenant of confidentiality imposed on the Members in this Agreement.

9.5   Time Devoted to Company; Conflicts. The Manager shall devote such time as is reasonably necessary for the operation of the business of the Company, provided, however, it is understood and agreed that the Manager is free to devote less than the Manager's full time to the business of the Company and may engage in any other business or activity whatsoever. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such other investments or activities of the Manager or in the income or proceeds derived therefrom.

9.6   Indemnification. The Company shall indemnify, to the fullest extent of applicable law, any Person who is made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such Person is or was a Manager, against costs and expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by the Manager in connection with the action, suit or proceeding if such Person acted in good faith and in a manner such Person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such Person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that such Manager (a) did not act in good faith and in a manner which such Person reasonably believed to be in or not opposed to the best interests of the Company, and (b) with respect to any criminal action or proceeding, had reasonable cause to believe that such Person's conduct was unlawful.

9.7   Resignation. A Person serving as a Managers Representative may resign at any time by giving written notice to the Members of the Company. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The Manager has the right to assign a new Manager Representative.

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9.8   Reimbursement. The Company will promptly reimburse the Manager for reasonable expenses properly incurred on the Company's behalf, including without limitation (i) all out-of-pocket expenses associated with the organization of the Company or the syndication of interests therein; (ii) legal, accounting, audit, custodial and other professional fees as well as consulting fees relating to services rendered to the Company; (iii) banking, qualification, finders, depositary and similar fees or commissions; (iv) transfer, capital and other taxes, duties and costs incurred in acquiring, holding, selling or otherwise disposing of Company assets; (v) insurance premiums, property taxes, indemnifications, costs of litigation and other extraordinary expenses; (vi) costs of financial statements and other reports to Members as well as costs of all governmental returns, reports and other filings; (vii) travel and other expenses incurred in managing the Company; and (viii) the costs of services that could be performed directly for the Company or the Project by independent parties such as legal, accounting, secretarial or clerical, reporting, asset management, data processing and duplicating services but which are in fact performed by the Manager or its Affiliates, but not in excess of the amounts which the Company would otherwise pay to independent parties for comparable services in the same geographic locale under a commercially reasonable agreement, as determined in the business judgment of the Manager.

9.9   Dealings with Affiliates. The Company may enter into business and contractual relationships and agreements of any kind with Affiliates of the Company or the Manager, at the sole discretion of the Manager.

9.10   Competing Activities. Except as otherwise provided in a written agreement to which the Company, on the one hand, and any Manager or Member, on the other hand, are parties, each Manager and Member and his or its respective representatives and Affiliates shall be free to engage in any activity on their own or by the means of any entity, without such acts being deemed a violation of any fiduciary duty owed to the Company or its Members pursuant to this Agreement and/or the Massachusetts Business Corporations Act.

ARTICLE X
RIGHTS AND OBLIGATIONS OF MEMBERS

10.1   Limitation on Liability. No Member is liable under a judgment, decree, or order of the court, or in any other manner, for a debt, obligation, or liability of the Company, except as provided by law and in accordance with this agreement. In the event that a Member has incurred any indebtedness or obligation before the Operating Date that relates to or otherwise affects the Company, neither the Company nor any other Member has any liability or responsibility with respect to the indebtedness or obligation unless the indebtedness or obligation is assumed by the Company pursuant to a written instrument signed by all of the Members. In the event that a non Manager incurs (or has incurred) whether before or after the date of this Agreement, any debt or obligation that neither the Company nor any of the other Members is to have any responsibility or liability for, the liable Member must indemnify and hold harmless the Company and the other Members from any liability or obligation they may incur in respect of the debt or obligation.

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10.2   Company Books. The Manager shall maintain proper and complete records and books of account in which shall be entered all transactions relating to the Company's business. Such books shall be kept on such method of accounting as the Managers shall determine. All such books and records shall be open to inspection, examination, and copying by a Shareholder or his duly authorized representatives at his own expense on reasonable notice during regular business hours no more than once in any calendar year. In no event shall the Company disclose to a Shareholder, unless otherwise required by law, any information which the Managers reasonably believes to be in the nature of trade secrets or other information the disclosure of which the Managers in good faith believes is not in the best interest of the Company or its business, or which the Company is required by law or by agreement with a third-party to keep confidential. No person shall be entitled to inspect, examine or copy any information contained in the books and records of the Company without first entering into an agreement reasonably satisfactory to the Managers assuring that such disclosed information will remain confidential and will not be used for any purpose adverse to the Company.

10.3   Priority and Return of Capital. Except as expressly set forth herein this Agreement, no Member shall have priority over any other Member, either as to the return of capital contributions or as to distributions; provided that this Section shall not apply to loans (as distinguished from capital contributions) which a Member has made to the Company.

10.4   Member Meetings. A meeting may be called by the Manager of any Member providing that reasonable notice has been given to the other Members. Regular meetings of the Manager and Members will be held weekly.

10.5   Confidentiality.

(a)   The Members hereby acknowledge that the Company will be in possession of confidential information, the improper use or disclosure of which could have a material adverse effect upon the Company or upon one or more Members.

(b)   The Members acknowledge and agree that all information provided to them by or on behalf of the Company or the Manager concerning the business or assets of the Company, the Manager or a Member shall be deemed strictly confidential and shall not, without the prior consent of the Manager, be (i) disclosed to any Person (other than a Member) or (ii) used by a Member other than for a Company purpose or a purpose reasonably related to protecting such Member's interest in the Company. The Manager hereby consents to the disclosure by each Member of Company information to such Member's accountants, attorneys and similar advisors bound by a duty of confidentiality. The Manager further consents to the release by any Member to such Member's own equity holders, of summary information concerning the Company's financial performance and status. The foregoing requirements of this Section 10.7(b) shall not apply to a Member with regard to any information that is currently or becomes: (i) required to be disclosed pursuant to applicable law or a domestic national securities exchange rule (but in each case only to the extent of such requirement); (ii) required to be disclosed in order to protect such Member's interest in the Company (but only to the

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extent of such requirement and only after consultation with the Manager); (iii) publicly known or available in the absence of any improper or unlawful action on the part of such Member; or (iv) known or available to such Member via legitimate means other than through or on behalf of the Company or the Manager. For purposes of this Section, Company information (including information relating to another Member) provided by one Member to another shall be deemed to have been provided on behalf of the Company.

(c)   To the extent permitted by applicable law, and notwithstanding the provisions of Section 10.2, the Manager may, in its sole and absolute discretion, keep confidential from any Member information to the extent the Manager reasonably determines that: (i) disclosure of such information to such Member likely would have a material adverse effect upon the Company or a Member due to an actual or likely conflict of business interests between such Member and one or more other parties or an actual or likely imposition of additional statutory or regulatory constraints upon the Company or a Member; or (ii) in the case of a Member that the Manager reasonably determines cannot or will not adequately protect against the improper disclosure of confidential information, the disclosure of such information to a non-Member likely would have a material adverse effect upon the Company or a Member. The foregoing provisions of this Section 10.7(c) shall not apply to permit the Manager to keep confidential from a Member: (i) any information that such Member requires to comply with applicable law or a domestic national securities exchange rule; (ii) such Member's Capital Account balance; or (iii) for a period exceeding twelve (12) months, any specific item of summary balance sheet-type information with regard to the Company.

(d)   The Members: (i) acknowledge that the Manager is expected to acquire confidential third party information that, pursuant to related fiduciary, contractual, legal or similar obligations, cannot be disclosed to the Company or the Members; and (ii) agree that neither the Manager nor its members shall be in breach of any duty under this Agreement or the Act in consequence of acquiring, holding or failing to disclose such information to the Company or the Members so long as such obligations were undertaken in good faith.

ARTICLE XI
ADMISSION OF NEW MEMBERS

11. Additional / Substitute Members. No Person shall be admitted to the Company as an Additional or Substituted Member without the express, written consent of the Manager. An Additional or Substituted Member shall execute and deliver all documents necessary to reflect such Member's admission to the Company and such Member's agreement to be bound by the terms and conditions of this Agreement. An Additional or Substituted Member shall thereupon be entitled to all of the rights and be subject to all of the duties and liabilities of membership in the Company. This Agreement shall be amended as necessary to conform to the changed conditions of the Company.

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ARTICLE XII
TRANSFER OF MEMBER'S INTEREST

12.1 Non-Transferability of Interest. Except as otherwise provided in this Article XII, a Preferred Member may not Transfer all or any portion of such Member's interest in the Company at any time to any Person without the advanced written consent of the Manager, which may be withheld for good cause. If a Member desires to sell his/her/its Ownership Interest to another person, and such offer to sell has been authorized by the Manager, such Member shall obtain from such person a bona fide written offer to purchase such Ownership Interest, stating the terms and conditions upon which the purchase is to be made. Such Member shall give written notification to the other Members of his, her or its intention to sell such Ownership Interest and a copy of such bona fide written offer. Each Member other than the selling Member, on a basis pro rata to the Percentage Ownership Interest of each Member exercising his, her or its right of first refusal, shall have the right to exercise a right of first refusal to purchase some or all of the Ownership Interests proposed to be sold by the selling Member upon the same terms and conditions as stated in the bona fide written offer by giving written notification to the selling Member of his, her or its intention to do so within thirty (30) days after receiving written notice from the selling Member. In the event the non-selling Member(s) exercise their right of first refusal, the time, place and form of payment shall be determined by agreement of the purchasing Member and selling Member. The failure of any Member to notify the selling Member of a desire to exercise such right of first refusal within a forty five (45) day period after the Notice of Intent to Sell has been delivered, shall result in the termination of such right of first refusal and the selling Member shall be entitled to consummate the sale of his, her or its Ownership Interests with respect to which such right of first refusal has not been exercised to the person offering to do so pursuant to the bona fide written offer. If the selling Member does not sell his, her or its Member Interests within ten (10) days after receiving the right to do so, his, her or its right to do so terminates and the terms and conditions of this Section shall again be in effect.

ARTICLE XIII
DISSOLUTION AND TERMINATION

13.1 Dissolution and Continuation. The Company shall be dissolved upon the occurrence of any of the following events:

(a) when the period fixed for the duration of the Company shall expire; or

(b) upon the sale of the Property and the distribution of all Net Cash Flows in accordance with Article 8 above and unanimous vote of the members to dissolve the Company; or

(c) upon the vote of the Manager and a Majority in Interest of the Members in favor of dissolution.

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(d) The death, Financial Insolvency, Legal Incompetency, withdrawal, retirement, resignation, expulsion or dissolution of any Member shall not of itself cause the dissolution of the Company.

(e) In the event any Member(s) wish to continue the Company over the objection of the other Members, the Continuing Member shall purchase the interest of the disassociating members for the fair market value of their interest, and shall execute any and all necessary documents to effectuate such purchase which shall necessarily include indemnification of the disassociating member for any claims or causes of action that arise as a result of acts or omissions occurring after the disassociating member has transferred their interest in its entirety to the continuing member.

13.2 Winding Up the Company. Upon dissolution of the Company, the Manager shall immediately commence to wind up the affairs of the Company and shall engage in an orderly disposition of its assets where such can be done at a fair value (except to the extent the Manager may determine to distribute any assets to the Members in kind). The items comprising the Profits or Losses of the Company, as the case may be, as well as any specially allocated items for the Fiscal Year in which the Company is terminated, shall continue to be allocated to the Members or their representatives and be credited or charged to their respective Capital Accounts in accordance with Articles VI and VII, above. Further, the Capital Accounts of the Members or their representatives shall be adjusted as required by Paragraph B.2(c) of the Addendum attached hereto.

13.3 Distribution of Liquidation Proceeds. Subject to applicable laws, pursuant to the winding up of the Company's affairs, the Company assets and the proceeds from the disposition of Company assets shall be applied in order of priority as follows:

(a) First, to creditors of the Company (whether or not Members of the Company);

(b) Next, to any reserves which the Manager(s) reasonably deem necessary for contingent or unforeseen liabilities or obligations of the Company (which reserves when they become unnecessary shall be distributed in accordance with the provisions of clause (c), below); and

(c) Next, the remaining assets, if any, shall, be distributed among the Members pursuant to Article VIII (after Profits and Losses are allocated such that distributions in accordance with this Section will be distributions in accordance with Capital Accounts).

For purposes of determining the amount of such distributions, all Company assets shall be valued at their then fair market value, and any gains or losses that arise from their sale or, in the event of distributions to be made in kind, that would arise assuming such a sale were made, shall be allocated according to GAAP. When all debts, liabilities, and obligations of the Company have been paid or discharged, or adequate provision has been made to do so, and all of the remaining property and assets of the Company have been distributed to the Members,

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Articles of Dissolution shall be executed and filed with the Division as required by the Massachusetts Business Corporations Act.

13.4 Return of Capital Contributions. A Member shall not be entitled to the return of specific property contributed to the Company nor to any payments in liquidation of such Member's interest in the Company other than in cash.

13.5 Negative Capital Account Balance. A negative balance in any Member's Capital Account which exists upon termination of the Company (after the allocation of all Profits and Losses through termination) shall constitute a debt or liability of such Member to the Company, to any creditor of the Company, to any other Member, or to any other Person for any purpose whatsoever, and such Member shall have the obligation to make any additional capital contribution to the Company by reason of such negative balance.

ARTICLE XIV
MISCELLANEOUS PROVISIONS

14.1. Complete Agreement. This Agreement and the Articles of this Company, and any amendments thereto, constitute the complete and exclusive statement of agreement among the parties with respect to the subject matter described. This Agreement and the Articles replace and supersede all prior agreements by and among any of the parties. This Agreement and the Articles supersede all prior written and oral statements; no representation, statement, or condition or warranty not contained in this Agreement or the Articles is binding on the members or has any force or effect.

14.2. Governing Law and Jurisdiction. This Agreement and the parties' conduct arising out of or related to it shall be governed by laws of the Commonwealth of Massachusetts, without regard to its conflict of law rules. Any dispute arising out of or related to this Agreement must be brought in federal or state court in Suffolk County, Massachusetts, and the parties hereby consent to the exclusive jurisdiction and venue of such forum.

14.3. Binding Effect. Subject to the provisions of this Agreement relating to transferability, this Agreement is binding on and inures to the benefit of the parties hereto, and their respective distributees, successors, and assigns.

14.4. Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, the provision is fully severable; this Agreement is construed and enforced as if the illegal, invalid, or unenforceable provision had never comprised a part of this agreement; and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision; and there will be added automatically as a part of this Agreement a provision as similar in terms to the illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

14.5. Multiple Counterparts. This Agreement may be executed in several counterparts, each of

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which is deemed an original but all of which constitute one and the same instrument. However, in making proof only one copy signed by the party to be charged is required.

14.6. Additional Documents and Acts. Each Party agrees to execute and deliver additional documents and instruments and to perform all additional acts necessary or appropriate to effectuate, carry out, and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated by it, including but not limited to filing any and all amendments with the Massachusetts Secretary of State, Division of Corporations, any State and/or Federal Taxation authority, and State or Federal Licensing authority, necessary to reflect the admission of additional members.

14.7. No Third Party Beneficiary. This Agreement is made solely and specifically among and for the benefit of the parties to it, and their respective successors and assigns, subject to the express provisions of the agreement relating to successors and assigns, and no other person has or will have any rights, interest, or claims under this Agreement as a third-party beneficiary or otherwise.

14.8. Tax Consequences. Parties acknowledge that the tax consequence of their investment in the Company is dependent on each individuals' particular financial circumstances. Each Party will rely solely on their own financial advisors and not the Company. The Company makes no warranties as to the tax benefits that the parties receive or will receive as a result of their interest in the Company.

14.9. Notices. Any notice or other communication hereunder must be given in writing and either (i) delivered in person, (ii) transmitted by facsimile, (iii) delivered by FedEx or similar commercial delivery service, or (iv) mailed by certified mail, postage prepaid, return receipt requested, to the party to which such notice or communication is to be given, at the address set forth below or to such other address as either party shall have last designated by such notice to the other party. Each such notice or other communication shall be effective (i) if given by mail, five (5) days after such communication is deposited in the mail and addressed as aforesaid, (ii) if given by FedEx or similar commercial delivery service, one (1) business day after such communication is deposited with such service and addressed as aforesaid, and (iii) if given by any other means, when actually received.

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14.10. Indemnification. Each party shall indemnify and hold the other harmless for any losses, claims, damages, awards, penalties, or injuries incurred by any third party, including reasonable attorney's fees, which arise from any alleged breach of such indemnifying party's representations and warranties made under this Agreement, provided that the indemnifying party is promptly notified of any such claims. The indemnifying party shall have the sole right to defend such claims at its own expense. The other party shall provide, at the indemnifying

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party's expense, such assistance in investigating and defending such claims as the indemnifying party may reasonably request. This indemnity shall survive the termination of this Agreement.

14.11. Amendments. Any provision of this Agreement may be amended only with a unanimous vote of the parties hereto. All amendments to this Agreement must be in writing and signed by all of the parties.

14.12. Title to Company Property. Legal title to all property of the Company must be held and conveyed in the name of the Company unless otherwise agreed by the parties hereto.

14.13. Warranty of Each Party. Each Party agrees, represents, and warrants that at the time he or she executes this agreement, either:

(a) He or she is under no legal obligation, by way of judgment, agreement, contract, or otherwise, specifically including but not limited to any employment agreement, marital settlement agreement, prenuptial or postnuptial agreement, nonmarital property agreement, or creditor's agreement, that conflicts with the terms of this Agreement or might impede that parties' ability to comply with the terms of this Agreement, including but not limited to those provisions of this Agreement respecting the operation and management of the Company or dealing with the transfer or interests in the Company; or

(b) That if he or she is under any legal obligation referred to in subsection (a), above, he or she shall supply, at the time he or she executes this Agreement, a signed consent by each person legally to entitled to enforce that obligation, modified as appropriate to the circumstances and approved by all the other members of the Company, by which that person legally entitled to enforce the obligation agrees to be bound by all provisions of this Agreement.

14.14. Waiver. No waiver of any term or provision hereof or consent to any action hereunder shall constitute a waiver of any other term or provision hereof or consent to any other action hereunder, whether or not similar. No waiver or consent hereunder shall constitute a continuing waiver or consent hereunder or commit a party to provide a waiver or consent in the future except to the extent specifically set forth in writing.

14.15. Force Majure. Neither party shall be liable in damages or have the right to terminate this Agreement for any delay or default in performing hereunder if such delay or default is caused by conditions beyond its control including, but not limited to Acts of God, Government restrictions (including the denial or cancellation of any export or other necessary license), wars, insurrections and/or any other cause beyond the reasonable control of the party whose performance is affected.

14.16. Attorney Fees. If any litigation or other legal proceeding relating to this Agreement occurs between the parties, the prevailing party shall be entitled to recover (in addition to any other relief awarded or granted) its reasonable costs and expenses, including attorneys' fees and costs incurred in such litigation or proceeding.

14.17. Remedies. No remedy or election hereunder shall be deemed exclusive but shall be

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cumulative with all other remedies available at law or in equity.

14.18. <u>Legal Counsel and Waiver</u>. Each Party hereto hereby acknowledges that it has understood the contents of this Agreement, that his or her decision to enter into this Agreement has been made independently, after consultation with counsel of his or her choice and with any such other persons unaffiliated with the Company or the Company's legal counsel as such Party has deemed advisable or appropriate. By executing this Agreement each Party hereby irrevocably and forever waives the right to claim the existence of any conflict of interest in connection with this Agreement. This paragraph shall survive termination of this Agreement.

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IN WITNESS WHEREOF, this Operating Agreement of REvolve Partners, LLC has been executed and is deemed effective as of the date of the final signature and date indicated below by executing Members. By their signatures below said Members do hereby affirm that they have read the foregoing Agreement and are familiar with its contents and they do hereby verify the truthfulness thereof.



By: _____   9/29/17

Name: Peter William Bartash

Dated

Title: Manager



By: _____   9/29/17

Name: Doug Medvetz

Dated

Title: Manager

By: _____   9/29/17

Name: Khadijah Hindi

Dated

Title: Manager

SCHEDULE A
CAPITAL CONTRIBUTIONS / MEMBERSHIP INTEREST(S)

Member	Ownership	Capital Contribution
Doug Medvetz	33.33%	$1,698.16
Khadijah Hindi	33.33%	$1,698.16
Peter Bartash	33.34%	$1,698.16

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